SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2010

CREDICORP LTD.
(Exact name of registrant as specified in its charter)

Clarendon House
Church Street
Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

CREDICORP Ltd. reports Fourth Quarter and Year End 2009 Earnings

Lima, Peru, February 4, 2009 - Credicorp (NYSE:BAP) announced today its unaudited results for the fourth quarter of 2009. These results are reported on a consolidated basis in accordance with IFRS in nominal U.S. Dollars.

HIGHLIGHTS

•
Credicorp reported net earnings of US$ 122.3 million for 4Q09, in line with 3Q09 results, totaling earnings for the year 2009 of US$ 469.8 million, which is a substantial 31.3% increase from last year. This resulted in improved ROAA of 2.22% (vs. 1.72% in 08) and a 24.1% ROAE (vs. 22.3% in 08).

•
Following a strong contraction in lending activity in 1Q09 and sluggish demand for financing throughout the year, a turnaround was finally recorded in 4Q09, particularly in the local currency denominated wholesale portfolio, leading to QoQ total loan growth of 8.6%. Thus, total loan book growth for the year reached an important 9.9%, which represents in real terms (net of revaluation effect on our soles loan book) growth of approximately 7.4%.

•
In addition, NII recovered in line with the loan portfolio and grew 10.9% QoQ as NIM also flipped back to 5.1% for the quarter. This contributed to growth of NII for the year of 8.4%, which was also the result of sound funding strategies and a good defensive policy on margins. NIM for the year reflected a stable evolution with a slight upward trend reaching 4.8% vs. 4.6% the previous year.

•
A further 14% increase in fee income compensated for lower income from FX transactions and gains from the sale of securities this 4Q and led to an 8.1% QoQ increase in total non-financial income. For the year, the significant gains on the sale of securities in the 1H09 plus a solid 10% fee income expansion resulted in robust 16.6% growth for this income line in 2009.

•
Our PDL ratio peaked in 4Q09 reaching 1.59% as a result of the economic slowdown, though provisions for loan losses remained at a relatively high level to ensure a comfortable coverage ratio, which remains above 190%.

•
The continuing good performance of the insurance business, which reported a 25% QoQ increase in premiums net of claims to reach US$ 45 million for the quarter, reflect the low casualty rate that has characterized this year.

•
Operating costs reflect the typical year-end increase and grew almost 23% QoQ. However, yearly growth of 10.9%, which includes the impact of the revaluation of the local currency in which most of the administrative and personnel cost are denominated, was in line with expectations.  However, given the lower than expected income growth, the efficiency ratio deteriorated from 41.7% for 2008 to 42.1% in 2009.

•
BCP’s operating results also reflected the 4Q recovery of lending activity, and despite still high provisions and operating costs, reported an increased 4Q contribution to Credicorp of US$ 104.5 million for 4Q09.  Nevertheless, these high levels of provisions resulting from the economic slowdown and the high expense base after the recent network expansion, and exacerbated by the local currency revaluation, led to a bottom line contribution to Credicorp 5% lower for 2009 vs. 2008 of US$ 388.5 million.

•
BCP Bolivia performed well this 4Q09 reporting an 11% higher contribution of US$ 9.5 million for the Q. Its total contribution for 2009 however dropped 33% reaching close to US$ 29 million as a result of the economic and political environment and some regulatory intervention in the markets in which it operates.

•
ASHC’s reported further improvement in results this 4Q with a record Q earnings contribution of US$ 14.9 million, up from US$ 8.4 million in 3Q09. This result reveals a very clear recovery in both interest income and fee income from its AuM business, as well as lower provisions and some realized gains as the markets recover. Altogether, ASHC has had a record year with a contribution to Credicorp of close to US$ 30 million.

•
PPS continued performing better than expected after implementing its new business strategy and reported significant gains of US$ 12.4 million, up from the US$ 10.1 million contribution for 3Q09. This continued improvement is not only the result of stronger premium income and significantly lower claims, which led to a combined ratio of only 90.6%, but also important gains from market recoveries. PPS is also a star contributor this year with a total of US$ 37.4 million compared to a loss of US$ 15.9 million in 2008.

•
Prima AFP reported an increase YoY in income through higher fees and growth in its collections base. Its contribution reached US$ 4.2 million for the Q and led to a contribution for the year 86% higher at US$ 20.1 million, up from US$ 11.2 million last year.

•
The remarkably good results of all of Credicorp’s non-banking businesses have therefore been crucial for the excellent bottom line results reported by Credicorp. This year’s results finally reflect the potential contribution of all the businesses within the group since all have reached important profitability.

I. Credicorp Ltd.

Overview

Credicorp reported net earnings of US$ 122.3 million for 4Q09, in line with 3Q09 results, totaling earnings for the year 2009 of US$ 469.8 million, which is a substantial 31.3% increase from last year. This resulted in improved ROAA of 2.22% (vs. 1.72% in 2008) and a 24.1% ROAE (vs. 22.3% in 2008) for the year and represents EPS of 5.89 US Dollars.

The results achieved this year are especially remarkable for two reasons:

i)     The difficult economic environment that led to a significant contraction of economic activity reflected by the drop in GDP from almost 10% in 2008 to about 1% within the year, making our growth numbers even more significant, and

ii)        The important improvement in the business fundamentals of all of Credicorp’s subsidiaries, with all of them achieving good profitability levels this year 2009 and supporting the overall performance of the group.

In fact, following the strong contraction in lending activity in 1Q09, and sluggish demand for financing throughout the year, a turnaround was finally recorded in 4Q09, particularly in the local currency denominated wholesale portfolio, leading to a QoQ total loan growth of 8.6%. Thus, total loan book growth for the year reached an important 9.9%, which represents in real terms (net of revaluation effect on our soles loan book) growth of approximately 7.4%. This evolution is also reflected by the US Dollars/Nuevos Soles proportion of our portfolio, which moved from 67.5/32.5 to 60/40 during the year.

Furthermore, interest income for Q4 grew in line with this recovered lending activity and a good defensive policy on margins, while interest expenses continued to drop following the sound funding strategies applied throughout the year .  Therefore, NII grew a strong 10.9% for the Q and led to the 8.4% expansion of NII for the year 2009. Despite competitive pressures and the historically low level of interest rates, NIM for the year reflected a stable evolution with a slight upward trend reaching 4.8% vs. 4.6% the previous year.

Portfolio quality remained solid as our PDL ratio peaked in 4Q09 reaching a lower than expected 1.59%. Provisions for loan losses were nevertheless still kept relatively high to accommodate the inclusion of Financiera Edyficar, which required an additional US$ 5.8 million in provisions to align its coverage ratio with the group’s policy and ensure a comfortable coverage ratio for the group, which remains above 190%.

Fee income performed well and increased this 4Q by an additional 14%, compensating for lower income from FX transactions and gains from the sale of securities and leading to an 8.1% QoQ increase in total non-financial income. For the year, the significant gains on the sale of securities in the 1H09 plus a solid 10% fee income expansion resulted in robust 16.6% growth for this income line in 2009.

Premiums net of claims generated by our insurance business reported a 25% QoQ increase, reaching US$ 45 million for the quarter. This is a reflection of the company’s continuing good performance following the long restructuring process of the last three years and the low casualty rate that has characterized this year. The importance of the recovery in this business for the overall results of Credicorp becomes more obvious when looking at the year end results of this line, which grew 165% from US$52 million to US$ 138 million.

Operating costs reflect the typical year-end increase and grew almost 23% QoQ. However, yearly growth of 10.9%, which includes the impact of the revaluation of the local currency in which most of the administrative and personnel cost are denominated, was in line with expectations.  However, given the lower than expected income growth, the efficiency ratio deteriorated from 41.7% for 2008 to 42.1% in 2009.

Credicorp Ltd.	Quarter			Change %		Year ended		Change %
US$ thousands	4Q09	3Q09	4Q08	4Q09/4Q08	4Q09/3Q09	2009	2008	2009/2008
Net Interest income	237,963	214,547	214,230	11.1%	10.9%	891,918	822,922	8.4%
Total provisions, net of recoveries	(44,044)	(38,216)	(5,621)	683.6%	15.3%	(163,392)	(47,760)	242.1%
Non financial income	176,785	163,541	159,387	10.9%	8.1%	690,691	592,481	16.6%
Insurance premiums and claims	45,029	36,018	20,284	122.0%	25.0%	138,225	51,992	165.9%
Operating expenses	(260,064)	(211,568)	(220,261)	18.1%	22.9%	(898,639)	(810,540)	10.9%
Income before non-recuring items, translation results, employees' profit sharing and income taxes	155,669	164,322	168,018	-7.3%	-5.3%	658,802	609,096	8.2%
Translation results	1,075	12,046	(31,813)	103.4%	-91.1%	12,371	(17,650)	170.1%
Impairment	(2,661)	(945)	(40,856)	-93.5%	181.6%	(9,825)	(50,274)	-80.5%
Provision Atlantic Blue Chip Fund and propietary exposure			(43,489)	-100.0%	0.0%		(43,489)	-100.0%
Employees' profit sharing and income taxes	(21,112)	(45,285)	(33,771)	-37.5%	-53.4%	(156,913)	(124,352)	26.2%
Net income	132,971	130,139	18,089	635.1%	2.2%	504,435	373,331	35.1%
Minority Interest	10,675	8,432	4,597	132.2%	26.6%	34,651	15,575	122.5%
Net income attributed to Credicorp	122,296	121,707	13,491	806.5%	0.5%	469,783	357,756	31.3%
Net income/share (US$)	1.53	1.53	0.17	806.5%	0.5%	5.89	4.49	31.3%
Total loans	11,594,918	10,675,462	10,546,378	9.9%	8.6%	11,594,918	10,546,378	9.9%
Deposits and Obligations	14,095,983	13,672,287	13,779,414	2.3%	3.1%	14,095,983	13,779,414	2.3%
Net Shareholders' Equity	2,310,586	2,130,102	1,689,394	36.8%	8.5%	2,310,586	1,689,394	36.8%
Net interest margin	5.1%	4.7%	4.9%			4.8%	4.6%
Efficiency ratio	44.0%	39.8%	46.4%			42.1%	41.7%
Return on average shareholders' equity	22.0%	24.0%	3.1%			24.1%	22.3%
PDL/Total loans	1.59%	1.55%	0.79%			1.6%	0.8%
Coverage ratio of PDLs	192.0%	191.7%	270.7%			192.0%	270.7%
Employees	18,901	19,269	19,896			18,901	19,896

Thus, despite the difficult and sluggish year, income before non-recurring items, translation results, profit sharing and income taxes has grown 8.2% this year. This also makes it evident that the significant improvement in Credicorp’s bottom line is strongly related to the performance of the non-banking businesses, i.e. the insurance and asset management businesses, which last year generated significant losses but has now completely recovered, performing better than expected this year.

Therefore, in the absence of crisis related losses, and following the good results in all business segments of the group, bottom line results for Credicorp improve significantly compared to 2008, with its reported US$ 469.8 million net earnings, and reflect the real earnings generation capacity and future potential of the Credicorp group.

Credicorp – The Sum of Its Parts

Credicorp’s 4Q09 results once again reflect better performance at all its subsidiaries. Furthermore, the recovery in economic activity has reactivated loan growth though the effects of the recession are certainly visible in our banking business’ operating performance for the year, mainly through the significantly higher provisions for loan losses that put significant burden on its bottom line results. Credicorp’s overall performance has undoubtedly been positively impacted by improvements in the financial environment and subsequent recoveries in market valuations. However, more significant are the improvements evident in the operating performance of Credicorp’s non-banking businesses, as both the asset management business and the insurance business have had an excellent year, reaching core earnings that reflect an important increase in the profitability of those businesses.

BCP saw the reactivation of demand for loans and improvement of its interest income and fee income generation this 4Q, leading to better NIMs and expansion of its core business income, which led to the excellent net earnings level reported, without having to rely on extraordinary trading income from the first two Qs. Provisions for its core business were lower, in line with 3Q, but this time included an additional US$ 5.8 million provision related to the EDYFICAR acquisition in order to align its coverage ratio with BCP standards. Therefore, BCP’s contribution to Credicorp was strong and 6% higher at US$ 104.5 million for Q4.
For the year, BCP´s results are a real achievement, given the market conditions under which we have had to operate, particularly the abrupt slowdown experienced in our market. Therefore, BCP’s year end contribution to Credicorp’s results reveal a drop of only 5% with net earnings contribution reaching US$ 388.5 million and a ROAE of 26.6% for 2009.

Earnings Contribution	Quarter			Change %		Year to end		Change %
(US$ Thousands)	4Q09	3Q09	4Q08	4Q09/4Q08	4Q09/3Q09	2009	2008	2009/2008
Banco de Crédito BCP(1)	104,518	98,826	82,867	26%	6%	388,501	410,859	-5%
BCB	9,521	7,086	11,414	-16.6%	34.4%	30,372	42,878	-29%
Atlantic	14,856	8,444	(65,468)	-123%	76%	29,716	(50,395)	-159%
PPS	12,372	10,088	(7,440)	-266%	23%	37,374	(15,901)	-335%
Grupo Crédito (2)	5,548	6,878	5,273	5%	-19%	26,556	18,271	45%
Prima	4,224	5,661	1,437	194%	-25%	20,798	11,203	86%
Others	1,324	1,217	3,836	-65%	9%	5,758	7,068	-19%
Credicorp and Others (3)	(14,996)	(2,529)	(1,741)	761%	493%	(12,363)	(5,079)	143%
Credicorp Ltd.	(14,992)	(2,994)	(2,464)	508%	401%	(13,787)	(7,517)	83%
Otras	(4)	465	723	-101%	-101%	1,424	2,438	-42%
Net income attributable to Credicorp	122,298	121,707	13,491	807%	0%	469,784	357,756	31%
(1) Includes Banco de Crédito de Bolivia.
(2) Includes Grupo Crédito, Servicorp and Prima AFP
(3) Includes taxes on BCP's and PPS's dividends, and other expenses at the holding company level.

BCP Bolivia reported a contribution of US$ 9.5 million for 4Q09 vs. US$ 7.1million for 3Q09. This 34% QoQ increase responds to gains in the sale of Visa shares to a third party, since Credicorp’s business results have been affected by the fact that investment activity in Bolivia remains stagnant and regulatory intervention on fees and salaries has squeezed earnings. Despite this evolution and that Bolivia’s contribution for the year revealed a 29% drop, it still totaled US$ 30.4 million, which reflects a still satisfactory return on investment at 30.4%.

ASHC’s reported further improved results this 4Q09 with an earnings contribution of US$ 14.9 million, up from US$ 8.4 million in 3Q09.  This excellent 4Q result contributed significantly to ASHC ’s all time high contribution to Credicorp for the year of US$ 29.7 million. Overall, after the strong impact of the world crisis and the asset management scandals that ASHC had to absorb in 2008, the recovery of its core business has been substantial. Although the merits of this improvement are due in first line to the market recovery, they are also largely the result of appropriate financial management that led to higher margins taking advantage of the low interest rates. In addition, better fee income in Q4 starts showing the benefits of a corporate focus on improving the group ’s investment strategies, fee structure, risk policies and many other elements to achieve the best market practices for Credicorp ’s AM business.

PPS obtained net earnings of US$ 16.3 million in 4Q09, topping the US $ 13.3 million recorded in 3Q09. This contributed strongly to Pacífico’s record earnings in 2009 of US$ 49.2 million, in stark contrast to the US$ 15.9 million loss reported in 2008.  But more significant than the bottom line- which also benefited from financial income- is the technical result, which indicates that the core business performance obtained in 2009 was US$ 79.9 million, representing a significant improvement over last year’s result. This is due to the reduction in the claims rate, which went from 84.3% in 2008 to 65.2% in 2009, and is the product of the changes and improvements that have been implemented over the last few years in terms of underwriting management and operating controls. These measures go hand-in-hand with the risk diversification and de-concentration strategy that the company has been working on since 2006. The results of these efforts have become evident in stages and are reflected in a number of internal fronts.  Consequently, PPS contributed US$ 12.4 million to Credicorp, which exceeded the result obtained in 3Q09 and the loss of US$ -7.4 million seen in 4Q08, and led to a record contribution for the year 2009 of US$ 37.4 million, a substantial turnaround from the losses of US$15.9 million generated in 2008.

Finally, Prima’s performance this 4Q reflects increased expenditures in marketing and payroll, and no further tax provision reversals as in Q3, leading to the 25% lower bottom line results. Despite this lower reported earnings for Q4 and notwithstanding a recent and temporary law that stipulates that the additional salaries of July and December 2009 and 2010 are not subject to contributions into the fund, Prima AFP reported an 86% increase in its contribution to Credicorp for the year reaching US$ 20.8 million compared to US$ 11.2 million in 2008. Thus, Prima’s earnings reflect an improved 15.8% ROE for 2009. This performance is the result of the increase in fees introduced by the end of 2008 and the appreciation of the local currency, given that its income is primarily in local currency. Furthermore, it also reflects the stability in the domestic labor market, where Prima maintains its dominant position, capturing important market shares (30.6% of FuM, 32.2% of collections and 43.1% of voluntary contributions to the funds).

Further to this chart, Credicorp Ltd. shows in Q4 a reversal of a translation gain booked in Q2 as a result of the effect of the local currency revaluation in that period on declared and not yet paid dividends, which had an equivalent translation loss booked at BCP. The reversal is an internal booking and is therefore neutral to the corporation’s bottom line results after consolidation.

The aforementioned improvements at Credicorp’s non-banking subsidiaries, as well as the stable earnings generation at BCP despite a tough economic environment, resulted in the strong 31% growth in net earnings attributable to Credicorp for the year 2009, reaching a record level.
The operating improvements were subsequently reflected in excellent financial ratios including:  24.1% ROAE, 2.22% ROAA, a 42.1% efficiency ratio, 4.8% NIM and, 1.59% PDLs with 192% PDL coverage.

II. Banco de Crédito – BCP - Consolidated

Overview 4Q09

BCP’s net income in 4Q09 was US$ 107.4 million, which represents growth of 5.9% QoQ and 24.0% YoY. These results reflect the bank’s significant capacity to generate income, making this quarter the highest performer in 2009 despite a context of low growth in banking activity.

Banco de Crédito and Subsidiaries	Quarter			Change %
US$ 000	4Q09	3Q09	4Q08	4Q09/4Q08	4Q09/3Q09
Net Financial income	211,233	197,262	189,322	11.6%	7.1%
Total provisions, net of recoveries	(44,933)	(38,917)	(6,429)	598.9%	15.5%
Non financial income	144,977	129,689	141,434	2.5%	11.8%
Operating expenses	(197,956)	(161,093)	(171,967)	15.1%	22.9%
Income before translation results, employees' profit sharing and income taxes	113,321	126,941	152,360	-25.6%	-10.7%
Translation results	12,609	10,204	(28,346)	144.5%	23.6%
Employees profit sharing and income taxes	(18,207)	(35,400)	(36,851)	-50.6%	-48.6%
Net income	107,398	101,456	86,631	24.0%	5.9%
Net income/share (US$)	0.048	0.046	0.039	0.178	0.190
Total loans	11,577,303	10,572,063	10,444,723	10.8%	9.5%
Deposits and obligations	14,465,809	13,946,714	14,063,720	2.9%	3.7%
Shareholders equity	1,675,533	1,556,224	1,400,404	19.6%	7.7%
Net financial margin	5.0%	4.9%	4.6%
Efficiency ratio	53.8%	48.8%	57.3%
Return on average equity	26.6%	27.1%	25.5%
PDL/Total loans	1.59%	1.56%	0.79%
Coverage ratio of PDLs	192.3%	191.8%	271.9%
BIS ratio	14.5%	14.5%	11.5%
Branches	334	330	330
Agentes BCP	2,801	2,435	1,851
ATMs	996	951	890
Employees	15,501	15,936	15,971

Improved performance in 4Q09 can be explained by:

i)  The increase in net interest income (NII) due to loan growth that generated higher interest income, which was  strengthened by lower interest expenses;

ii)        The expansion in non-financial income caused by a significant increase in banking services commissions, particularly those from Corporate Finance, subsidiaries and others.

iii)        Lower income tax provisions, which were primarily the result of tax effects produced by tax deductible FX related losses on currency indexed instruments that generate tax free interest income, situation that was clarified by the tax regulator in 4Q09.

BCP’s favorable performance helped offset the strong increase in operating expenses due primarily to higher administrative expenses and a less significant expansion in salaries and employee benefits.  Higher administrative expenses are also related to seasonal effects that accumulates costs at the end of the year.

It is important to emphasize that the 9.4% and 9.5% QoQ increases achieved in loan quarter-end balances and average daily balances, respectively, are primarily attributable to an expansion in the domestic currency denominated portfolio both in Retail Banking and Wholesale Banking. Notwithstanding and unlike in the previous quarters, the foreign currency denominated portfolio also experienced an increase this 4Q.  Furthermore, it is also noteworthy that loan growth in 4Q09 took place in a context of exchange rate stability (0.21% devaluation of the Nuevo Sol) that contrasts with the scenario observed in other quarters this year.

In 4Q09, the expansion of loans and the continuing deceleration in growth of past due loans have generated a past due ratio similar to last quarter’s (1.59% in 4Q09 and 1.56% in 3Q09).

Translation results in Q4 respond to a reversal of a translation loss booked at BCP in Q2 as a result of the effect of the local currency revaluation in that period on declared and not yet paid dividends, which had an equivalent translation gain booked at Credicorp. The reversal is an internal booking and is therefore neutral to the corporation’s bottom line results after consolidation.

Core Revenues

Core Revenues	Quarter			Change %		Year ended		Change %
US$ 000	4Q09	3Q09	4Q08	4Q09/4Q08	4Q09/3Q09	2009	2008	2009/2008
Net interest and dividend income	211,233	197,262	189,322	11.6%	7.1%	798,217	728,583	9.6%
Fee income, net	109,546	93,348	84,826	29.1%	17.4%	368,067	336,844	9.3%
Net gain on foreign exchange transactions	23,430	25,559	33,175	-29.4%	-8.3%	93,462	109,032	-14.3%
Core Revenues	344,209	316,169	307,323	12.0%	8.9%	1,259,746	1,174,459	7.3%

During 4Q09, BCP’s operating income totaled US$ 344.2 million. This figure was 8.9% higher than the US$ 316.2 million obtained in 3Q09 and 12.0% above the US$ 307.3 million generated in 4Q08. This result is in line with the increase observed in economic activity at the end of 2009 and represents the year’s highest quarterly revenues.  Favorable performance can be explained primarily by:

i)   The increase in NII due to higher interest income on loans and lower interest expenses due to lower interests on deposits;  and

ii)        The significant growth in banking services commissions, attributable primarily to Corporate Finance, Credifondo, Credileasing and credit card transactions.

Accumulated Results in 2009

During 2009, BCP’s business took place in a scenario characterized by a contraction in the demand for loans due to the global economic downturn. In this context, BCP recorded net income for US$ 397.4 million in 2009, which indicates only a moderate 6.2% decline with regard to the US$ 423.5 million registered in 2008.

The significant increases of 222.0% and 12.0% registered in loan provisions and operating expenses, respectively, represented the principal causes of this decline but were significantly mitigated by:

i)   The 7.3% increase in operating income due to adequate and effective financial management, which translated into 9.6% and 9.3% growth in NII and banking services commissions, respectively, despite the sluggish market environment and business slowdown and the dropping interest rates;

ii)        Higher earnings on securities sales (+162.7%) attributable to timely treasury management reflected in the identification of an opportunity in the trading in international markets of sovereign and global bonds; and

iii)       Translation earnings for US$ 7.8 million, which contrast with the US$ 12.2 million loss recorded in 2008.

Banco de Crédito and subsidiaries	Year		Change %
US$ million	2009	2008	2009/2008
Net financial income	798,217	728,583	9.6%
Banking services commissions	368,067	336,844	9.3%
Net gain on foreign exchange transactions	93,462	109,032	-14.3%
Operating income	1,259,746	1,174,459	7.3%
Net gain on sales of securities	101,349	38,574	162.7%
Other income	15,067	17,202	-12.4%
Total income	1,376,162	1,230,235	11.9%
Total provisions, net of recoveries	(165,104)	(51,275)	222.0%
Operating expenses	(692,423)	(618,191)	12.0%
Translation results	7,802	(12,244)	-163.7%
Employee profit sharing	(16,463)	(15,201)	8.3%
Income taxes	(111,421)	(107,979)	3.2%
Minority interest	(1,175)	(1,816)	-35.3%
Net income	397,378	423,529	-6.2%
Net income per common share (US$)	0.178	0.190	-6.2%
Total Loans	11,577,303	10,572,063	9.5%
Deposits and obligations	14,465,809	13,946,714	3.7%
Net shareholders equity	1,675,533	1,556,224	7.7%
Net interest margin	4.8%	4.8%
Efficiency ratio	51.9%	51.9%
Return on average equity	26.6%	32.8%

Growth in NII is primarily attributable to a 10.2% increase in interest income on loans that was reinforced by a 24.3% contraction in financial expenses, which in turn offset a decline in interest income on trading securities and deposits of 50.1% and 74.2%, respectively.  In this context, NIM improved, going from 4.54% to 4.81% (2008 vs. 2009).

The increase in banking services commissions is attributable primarily to higher income in Corporate Finance, savings accounts, credit cards, collections and payments and foreign trade transactions.

Higher loan provisions were made to cover requirements in the Retail Banking portfolio, particularly in the consumer loan segment. At the end of 2009, the past due ratio was 1.59% compared with 0.79% in 2008. Nevertheless, it is important to emphasize that this ratio’s upward trend began to slow down in the second half of the year. During the last quarter, the past due ratio did not increase due to end-of-year expansion in the loan portfolio. Coverage on the past due portfolio was 192.3%.

In terms of operating expenses, the increase observed during 2009 was due primarily to higher administrative expenses (+15.9%) associated with initiatives that were undertaken throughout the year to improve mid-term operating efficiency. However, it is important to highlight that the increase in administrative expenses were further exacerbated by the domestic currency’s annual revaluation of 8%. In this context, the efficiency ratio deteriorated slightly, going from 50.3% in 2008 to 51.9% in 2009.

Finally, in terms of profitability, BCP achieved a ROAE of 26.6% and ROAA of 2.1%.

II.1 Interest Earning Assets (IEA)

A reactivation in demand for loans has led to real QoQ growth of 9.5% in current loans, which are the primary component of interest earning assets. This Q0Q growth was the highest registered in 2009.

Interest Earning Assets	Quarter			Change %
US$ 000	4Q09	3Q09	4Q08	4Q09/4Q08	4Q09/3Q09
BCRP and Other Banks	2,980,575	2,749,996	2,875,230	3.7%	8.4%
Interbank funds	75,000	68,132	28,662	161.7%	10.1%
Trading Securities	70,318	89,718	36,084	94.9%	-21.6%
Available securities available for sale securities	3,026,542	2,793,015	3,406,248	-11.1%	8.4%
Current Loans, net	11,393,557	10,406,954	10,362,659	9.9%	9.5%
Total interest earning assets	17,545,992	16,107,815	16,708,883	5.0%	8.9%

The increase in funds obtained by growth in deposits and bond issues conducted throughout the last quarter of the year are reflected in the expansion in interest earning assets of 8.9% QoQ and 5.0% YoY.  Loans capture the majority of growth in these assets and accounted for 64.9% of total interest earning assets at year end.  This considerable 9.5% QoQ increase is attributable to an expansion in local currency denominated portfolio of Wholesale Banking and Retail Banking, which is a satisfactory evolution given that the Nuevo Sol remained relatively stable throughout the quarter, devaluating a mere 0.2%.

Loan Portfolio

At the end of year, BCP’s net loans totaled US$ 11,224 million, registering 9.4% growth QoQ and 9.8% YoY. The figure below shows the evolution in 2009 both in terms of quarter-end balances and average daily balances for each month and makes evident the recovery of growth in loans during 4Q09.

If we analyze average daily balances on a per currency basis, it is clear that loan expansion in 4Q09 was basically seen in the domestic currency portfolio. Nevertheless, it is important to emphasize that for the first time this year, the foreign currency portfolio experienced no contractions and actually grew 0.9% QoQ.

Growth in the domestic currency portfolio can be explained primarily by an expansion in the Retail Banking Sector, which recorded the highest quarterly increase (7.3%) of this year. The most dynamic segments this quarter were mortgage loans which were up 10.2% for the Q, and SME, which grew 7.6% reflecting also the incorporation of Edyficar, probably one of the most important strategic moves for our future business growth and a real commitment to increasing bank penetration and formalization of our economy.  Wholesale banking demonstrated 1.8% growth QoQ in the domestic currency portfolio that is mainly due to recovery in the middle market banking portfolio, which grew 5.7% QoQ following a decline in last quarter. In terms of the foreign currency portfolio, unlike the scenario seen last quarter, both the wholesale and retail banking portfolios registered a slight increase.

Average Daily Balances

	Domestic Currency Loans (1)					Foreign Currency Loans (1)
Segments	(Nuevos Soles million)					(US$ million)
	4Q09	3Q09	4Q08	YoY	QoQ	4Q09	3Q09	4Q08	YoY	QoQ
Wholesale Banking	4,706.6	4,624.1	4,256.2	10.6%	1.8%	4,263.3	4,242.9	4,594.2	-7.2%	0.5%
Corporate	3,535.5	3,516.5	2,998.8	17.9%	0.5%	2,764.4	2,743.1	2,796.4	-1.1%	0.8%
Middle Market	1,171.0	1,107.5	1,257.4	-6.9%	5.7%	1,499.0	1,499.7	1,797.7	-16.6%	-0.1%
Retail Banking	7,172.3	6,686.1	5,612.2	27.8%	7.3%	1,799.7	1,782.5	1,831.1	-1.7%	1.0%
SME	2,442.1	2,269.4	1,955.4	24.9%	7.6%	557.1	550.6	593.5	-6.1%	1.2%
Mortgages	1,826.3	1,656.9	1,306.9	39.7%	10.2%	920.2	905.9	903.6	1.8%	1.6%
Consumer	1,657.7	1,586.7	1,331.4	24.5%	4.5%	255.5	260.6	268.7	-4.9%	-1.9%
Credit Cards	1,246.3	1,173.0	1,018.4	22.4%	6.2%	67.0	65.5	65.3	2.6%	2.4%
Consolidated total loans (2)	12,018	11,419	9,905.1	21.3%	5.2%	6,675	6,615	7,015.7	-4.8%	0.9%
(1) Average daily balance
(2) Includes work out unit, other banking and BCP Bolivia

Market Share

BCP reported a 33.7% market share in loans at the end of December. This result not only maintains BCP as the market leader in loans but also represents an improvement in QoQ and YoY results, which were 32.2% and 31.8%, respectively. This growth is particularly noteworthy in a context characterized by low loan growth during the better part of 2009 and strong competition in all segments.

At the end of November, market shares for Corporate and Middle Market banking increased slightly QoQ, registering 44.3% and 32.5%, respectively (43.4% and 31.8%, respectively, at the end of September 2009).  Within Retail Banking, market shares per product also increased, particularly in the SME segment, which went from 15.7% to 20.1% due to the acquisition of Financiera Edyficar, which makes BCP the market leader in this segment.

Dollarization

The 9.4% QoQ growth in total loans was primarily the result of expansion in the domestic currency portfolio, which represented 39.6% of the total portfolio at the end of 2009. This percentage exceeded the figure registered at the end of 3Q09.

This evolution is particularly notable if we compare the end-of-year positions in 2009 with those of 2008 when the domestic currency portfolio represented 32.5% of the total portfolio. This can be explained by the dynamism observed in loans in Nuevos Soles, which, unlike foreign currency loans, maintained their growth throughout 2009.

II.2 Deposits and Mutual Funds

Improvements in market value and an increase in fund affiliations produced a significant 12.7% increase QoQ for BCP’s mutual funds (Peru and Bolivia). Deposits grew 3.7% QoQ, primarily due to in increase in company deposits. As a result, customer funds grew 4.8% QoQ.

Deposits and Obligations	Quarter			Change %
US$ (000)	4Q09	3Q09	4Q08	4Q09/4Q08	4Q09/3Q09
Non-interest bearing deposits	3,261,009	3,415,360	4,260,406	-23.5%	-4.5%
Demand deposits	1,179,634	883,553	1,630,976	-27.7%	33.5%
Saving deposits	3,539,917	3,387,339	2,968,842	19.2%	4.5%
Time deposits	5,361,410	5,179,047	4,090,043	31.1%	3.5%
Severance indemnity deposits (CTS)	1,069,267	1,012,534	1,039,887	2.8%	5.6%
Interest payable	54,572	68,881	73,566	-25.8%	-20.8%
Total customer deposits	14,465,809	13,946,714	14,063,720	2.9%	3.7%
Mutual funds in Perú	2,042,159	1,779,085	1,273,566	60.3%	14.8%
Mutual funds in Bolivia	139,709	156,339	109,862	27.2%	-10.6%
Total customer funds	16,647,677	15,882,138	15,447,148	7.8%	4.8%

Total customer funds grew 4.8% QoQ and 7.8% YoY due to increases in both customer deposits and mutual funds.

The funds managed by Credifondo were US$ 2,042 million at the end of the year, which represents a 14.8% increase with regard to the US$ 1,779 million registered at the close of 3Q09. This evolution was the result of both an increase in market value and customer migration from time deposits to mutual funds managed by BCP following a campaign to promote transfers. In this context, Credifondo maintains leadership in FuM and the number of clients, with shares of 42.0% and 38.9%, respectively.

Although a group of clients migrated from mutual funds during 4Q09, time deposits grew 3.5% QoQ due to an increase in deposits from companies.

Market Share

At the end of 4Q09, BCP maintained its leadership in deposits with a market share of 34.2%, which was higher than the 32.8% recorded 3Q09. The table below shows market shares for each kind of deposits in domestic and foreign currency:

Market share by type of deposit and currency
	Demand deposits	Saving deposits	Time deposits	Severance indemnity
LC	38.8%	36.8%	21.6%	39.0%
FC	42.4%	41.4%	40.2%	56.1%
LC: Local Currency
FC: Foreign Currency

Dollarization

Deposit de-dollarization continued in 2009 due to a context of appreciation of the Nuevo Sol against the US Dollar, which in annual terms represented an 8% revaluation of the domestic currency.

II.3 Net Interest Income

NII grew 7.1% QoQ due to a 3.1% increase in interest income, which was strengthened by the 5.2% QoQ reduction in interest expenses. This also led to an increase in NIM, which went from 4.87% to 5.02%.

Net interest income	Quarter			Change %		Year ended
US$ 000	4Q09	3Q09	4Q08	4Q09/4Q08	4Q09/3Q09	2009	2008	Change %
Interest income	301,319	292,292	327,007	-7.9%	3.1%	1,204,914	1,266,009	-4.8%
Interest on loans	274,340	260,705	269,851	1.7%	5.2%	1,057,384	959,490	10.2%
Interest and dividends on investments	43	384	-	100.0%	-88.8%	3,131	4,326	-27.6%
Interest on deposits with banks	2,327	2,351	13,944	-83.3%	-1.0%	13,775	53,451	-74.2%
Interest on trading securities	22,008	27,730	38,598	-43.0%	-20.6%	109,723	219,679	-50.1%
Other interest income	2,601	1,122	4,614	-43.6%	131.8%	20,901	29,063	-28.1%
Interest expense	90,086	95,030	137,685	-34.6%	-5.2%	406,697	537,426	-24.3%
Interest on deposits	49,258	61,505	97,842	-49.7%	-19.9%	269,361	389,969	-30.9%
Interest on borrowed funds	6,681	4,746	16,816	-60.3%	40.8%	27,925	66,542	-58.0%
Interest on bonds and subordinated note	20,916	16,501	14,386	45.4%	26.8%	67,929	54,262	25.2%
Other interest expense	13,231	12,278	8,641	53.1%	7.8%	41,482	26,653	55.6%
Net interest income	211,233	197,262	189,322	11.6%	7.1%	798,217	728,583	9.6%
Average interest earning assets	16,826,904	16,203,524	16,661,248	1.0%	3.8%	16,579,634	16,064,491	3.2%
Net interest margin*	5.02%	4.87%	4.55%			4.81%	4.54%
*Annualized

The quarterly evolution of NII indicates 7.1% growth that can be explained by:

i)The 5.2% increase in interest income on loans stemming from 5.2% growth in the average daily balance of the domestic currency portfolio, which offset lower yields on deposits and investments; and

ii)The significant contraction in expenses attributable to lower interest expenses on deposits, which fell 19.9% QoQ due primarily to lower interest rates. This offset the increase in interest on borrowed funds and on newly issued bonds in the international markets, which grew in 4Q09.

The aforementioned explains the improvement in NIM, which went from 4.87% in 3Q09 to 5.02% in 4Q09 and an increase in NIM on loans, which reached 7.9% in 4Q09.

For the full year 2009, overall NIM improved from 4.54% to 4.81%. This improvement is the result of adequate asset & liability management, management of our funding structure, liquidity position and their impact on interest expenses and interest income.  On the income side, it is important to highlight the significant 10.2% increase in interest income on loans. This improvement is primarily due to continued growth in the Retail Banking’s domestic currency portfolio that was further strengthened by Wholesale Banking’s 4Q09 expansion in the same portfolio.  This helped mitigate the 50.1% and 74.2% contraction in interest on investments and deposits, respectively. This reduction can be explained by the fact that yields were low throughout 2009 due to the strong contraction in interest rates generated by the international crisis.

Finally, accumulated financial expenses fell 24.3% due to adequate financial management, which focused on obtaining lower funding costs, compensating higher interest income on 2009 bond issuances, which include an additional US$ 2.0 million per month of interest expenses from the issuance of hybrid bonds in November of 2009.

II.4 Loan Provisions

Provisions increased 14.7% QoQ, primarily due to the consolidation of Edyficar’s results, which represented an increase of US$5.8 million in BCP’s total provisions. Although past due loans increased 11.3% over 3Q09’s levels, the past due ratio was basically flat due to loan growth.

Provisión for loan losses	Quarter ended			Change %
US$ 000	4Q09	3Q09	4Q08	4Q09/4Q08	4Q09/3Q09
Provisions	(50,554)	(44,080)	(12,903)	291.8%	14.7%
Loan loss recoveries	5,620	5,163	6,474	-13.2%	8.9%
Total provisions, net of recoveries	(44,933)	(38,917)	(6,429)	598.9%	15.5%
Total loans	11,577,303	10,572,063	10,444,723	10.8%	9.5%
Reserve for loan losses (RLL)	353,348	316,718	223,161	58.3%	11.6%
Charge-Off amount	31,652	20,709	13,160	140.5%	52.8%
Past due loans (PDL)	183,746	165,109	82,064	123.9%	11.3%
PDL/Total loans	1.59%	1.56%	0.79%
Coverage	192.30%	191.82%	271.94%

Net provisions totaled US$ 44.9 million in 4Q09, representing a US$ 6 million increase QoQ. This is primarily attributable to the acquisition of Edyficar, which reported loan provisions for US$ 5.8 million.

Charge offs increased 52.8% QoQ for a total of US$ 31.7 million. This increase is attributable to higher charge offs in the Retail Banking, specifically on SME and mortgage loans.

The past due portfolio experienced an 11.3% increase QoQ, which represents the lowest increase seen this year and reflects a downward trend in the growth of past due loans. This, coupled with 9.5% growth on total loans and an increase in charge-off, has helped maintain the past due ratio at levels similar to those seen in 3Q09 (1.59% in 4Q09 vs. 1.56% in 3Q09).

Refinanced and restructured loans grew 3.0% QoQ vs 4.8% in 3Q09, which is evidence of deceleration in this particular item.

II.5 Non Financial Income

The significant increase in banking services commissions (+17.4% QoQ) offset the decline in net earnings on FX transactions (- 8.3%) and income on securities sales (- 7.1%). In this context, non-financial income grew 11.8% QoQ.

Non financial income	Quarter			Change %		Year to end		Change %
US$ 000	4Q09	3Q09	4Q08	4Q09/4Q08	4Q09/3Q09	2009	2008	2009/2008
Fee income	109,546	93,348	84,826	29.1%	17.4%	368,067	336,844	9.3%
Net gain on foreign exchange transactions	23,430	25,559	33,175	-29.4%	-8.3%	93,462	109,032	-14.3%
Net gain on sales of securities	9,185	9,890	15,325	-40.1%	-7.1%	101,349	38,574	162.7%
Other income	2,816	892	8,108	-65.3%	215.7%	15,067	17,202	-12.4%
Total non financial income	144,977	129,689	141,434	2.5%	11.8%	577,945	501,652	15.2%

The 11.8% QoQ increase in non financial income is attributable to a 17.4% increase in banking services commissions that offset a slight contraction in net earnings on FX transactions. Growth in commissions is primarily due to higher income in the areas of Corporate Finance, credit cards, Credifondo and Credibolsa.

The accumulated results for 2009 show a significant increase of 15.2% when compared to 2008’s figures. The expansion is attributable to net gains on securities sales (+ 162.7%) stemming from the trading of sovereign and global bonds, and an increase in banking services commissions (+ 9.3%), which was seen primarily in Corporate Finance (+ 84.3%), credit cards (+13.5%), savings accounts (+17.6%), collections and payments (+18.5%) and foreign trade transactions (+21.8%).

Finally, another important aspect of banking activity is the volume of transactions by distribution channel. The average number of monthly transactions increased 8.1% QoQ to 47.4 million, which represents the highest quarterly growth seen in 2009 and is a good indicator that BCP’s bank penetration strategies are moving in the right direction. The channels that registered the highest growth were precisely those that were designed for and used extensively in bank penetration strategies: BCP ATMs (+13.2%), BCP Internet Banking (+7.1%) and BCP Agents (+15.2%). This evolution reflects BCP’s efforts to encourage the use of lower cost customer service channels in lieu of tellers. This last channel recorded lower growth rates this quarter.

N° of Transactions per channel	Quarter			Change %
	Average 4Q09	Average 3Q09	Average 4Q08	4Q09/4Q08	4Q09/3Q09
Teller	10,733,475	10,596,719	10,478,167	2.4%	1.3%
Internet Banking Via BCP	10,466,538	9,770,583	9,507,673	10.1%	7.1%
ATMs Via BCP	8,193,738	7,239,234	7,154,602	14.5%	13.2%
Agente BCP	4,614,103	4,006,165	2,400,437	92.2%	15.2%
Telecrédito	4,424,750	3,973,367	3,816,293	15.9%	11.4%
Points of Sale P.O.S.	3,911,271	3,474,223	2,785,821	40.4%	12.6%
Balance Inquiries	2,593,456	2,554,782	2,671,103	-2.9%	1.5%
Telephone Banking	1,641,981	1,470,293	1,321,179	24.3%	11.7%
Direct Debit	401,154	408,430	422,867	-5.1%	-1.8%
Other ATMs network	314,287	270,654	227,863	37.9%	16.1%
Mobile banking	152,191	118,641	-	-	28.3%
Total transactions	47,446,944	43,883,091	40,786,005	16.3%	8.1%

In terms of distribution channels, the number of branches remained stable. This is part of a strategy to redesign branches and maximize their efficiency before engaging in further expansion. Branch redesign has led to an increase in the number of ATM machines, which went from 890 to 996 (2008 vs. 2009).  BCP Agents grew more than any other channel, going from 1,851 locations in 2008 to 2,801 in 2009. In this context, points of contact rose significantly YoY, reaching 4,131 vs. 3,071 at the end of 2008.

	Balance as of			Change %
	4Q09	3Q09	4Q08	4Q09/4Q08	4Q09/3Q09
Branches	334	330	330	1.2%	1.2%
ATMs	996	951	890	11.9%	4.7%
Agentes BCP	2,801	2,435	1,851	51.3%	15.0%
Total	4,131	3,716	3,071	34.5%	11.2%

II.6 Operating Costs and Efficiency

Total operating expenses increased 22.9% QoQ. This led to deterioration in the efficiency ratio, which increased from 48.8% to 53.8% QoQ.

Operating expenses	Quarter			Change %		Year to end		Change %
US$ 000	4Q09	3Q09	4Q08	4Q09/4Q08	4Q09/3Q09	2009	2008	2009/2009
Salaries and employees benefits	89,486	80,318	88,805	0.8%	11.4%	(328,469)	(314,725)	4.4%
Administrative, general and tax expenses	79,622	59,269	74,407	7.0%	34.3%	(266,363)	(229,862)	15.9%
Depreciation and amortizacion	16,153	14,712	12,740	26.8%	9.8%	(58,709)	(45,882)	28.0%
Other expenses	12,695	6,794	(3,985)	418.6%	86.9%	(38,882)	(27,722)	40.3%
Total operating expenses	197,956	161,093	171,967	15.1%	22.9%	(692,423)	(618,191)	12.0%
Efficiency Ratio	53.82%	48.80%	57.25%

Growth in operating expenses this quarter is attributable primarily to a significant increase in general and administrative expenses, which were in turn the result of higher expenses for systems (+14.0%) and subsidiaries (+13.0%). Salaries and employee benefits also contributed- although to lesser extent- due to the inclusion of Financiera Edyficar during 4Q09.   Nevertheless, it is important to mention that 4Q09’s operating expenses reflect a degree of seasonality.

A 12% increase in accumulated expenses for 2009 is evident with regard to 2008 levels. This increase is due primarily to higher administrative expenses (+15.9%) and salaries and employee benefits (+4.4%). It is important to keep in mind that the increase in administrative expenses, which are largely denominated in Nuevo Soles, is highly related to the initial cost of the initiatives rolled out during 2009 to improve efficiency. Nevertheless, the aforementioned effort was neutralized by the effects of a considerable revaluation of domestic currency.

The following table provides details on administrative fees and their quarterly variations:

Administrative Expenses	Quarter						Change %		Year to end		Change %
US$ (000)	4Q09%		3Q09%		4Q08%		4Q09/4Q08	4Q09/3Q09	2009	2008	2009/2008
Marketing	8,351	143.7%	7,197	121.2%	14,765	287.9%	-43.4%	16.0%	30,472	32,740	-6.9%
Systems	11,152	191.8%	7,463	125.7%	9,749	190.1%	14.4%	49.4%	34,563	25,201	37.1%
Transport	7,344	126.3%	5,448	91.8%	5,476	106.8%	34.1%	34.8%	21,996	20,189	9.0%
Maintenance	6,342	109.1%	3,052	51.4%	3,415	66.6%	85.7%	107.8%	13,767	10,922	26.0%
Communications	3,575	61.5%	3,312	55.8%	3,139	61.2%	13.9%	7.9%	13,022	10,851	20.0%
Consulting	5,272	90.7%	6,500	109.5%	5,172	100.8%	1.9%	-18.9%	21,030	13,033	61.4%
Others	21,458	369.1%	18,210	306.7%	20,794	405.4%	3.2%	17.8%	77,873	67,208	15.9%
Taxes and contributions	5,813	100.0%	5,937	100.0%	5,129	100.0%	13.3%	-2.1%	23,877	20,782	14.9%
Other subsidiaries and eliminations, net	10,315	177.4%	2,150	36.2%	6,768	132.0%	52.4%	379.8%	29,762	25,984	14.5%
Total Gastos Administrativos	79,622	1369.7%	59,269	998.3%	74,407	1450.8%	7.0%	34.3%	266,362	226,910	17.4%

II.7 Shareholders’ Equity and Regulatory Capital

At the end of 4Q09, regulatory capital increased 8.6% QoQ. This is primarily attributable to hybrid bond issuances for US$ 250 million. In this scenario, and despite a significant increase in risk-weighted assets, the ratio of regulatory capital reached 14.52% in 4Q09. This also represented an improvement over 3Q09’s results.

Shareholders' equity	Quarter			Change %
US$ 000	4Q09	3Q09	4Q08	4Q09/4Q08	4Q09/3Q09
Capital stock	667,250	667,250	439,474	51.8%	0.0%
Reserves	388,275	388,275	388,062	0.1%	0.0%
Unrealized Gains and Losses	106,708	94,797	34,746	207.1%	12.6%
Retained Earnings	115,922	115,922	114,593	1.2%	0.0%
Income for the year	397,378	289,980	423,529	-6.2%	37.0%
Total shareholders' equity	1,675,533	1,556,224	1,400,404	19.6%	7.7%
Return on average equity (ROAE)	26.59%	27.06%	25.48%

In annual terms, net shareholder’s equity grew 19.6% due to capitalization of earnings for 2008 as well as higher unrealized earnings that were generated by a recovery in the values of investment securities available for sale, which increased 207.1% with regard to last year.

Regulatory Capital and Capital Adequancy Ratios	Balance as of			Change %
US$ (000)	Dec 09	Sep 09	Dec 08	Dec 09 / Dec 08	Dec 09 / Sep 09
Capital stock, net	771,034	772,638	480,346	60.5%	-0.2%
Legal and other capital reserves	459,881	460,838	423,052	8.7%	-0.2%
Net income capitalized	113,997	114,234	229,299	-50.3%	-0.2%
Subsidiaries non capitalized net income	67,188	58,261	n.a.	-	15.3%
Investment in subsidiaries and others	293,507	233,172	209,393	40.2%	25.9%
Goodwill	54,933	-	8,027	584.3%	-
Generic contingency loss reserves	148,355	133,804	109,207	35.8%	10.9%
Subordinated debt	436,724	432,418	278,688	56.7%	1.0%
Perpetual subordinated debt	239,540	n.a.	n.a.
Unrealized profit (loss)	-	n.a.	n.a.	-	-
Non realized acumulated losses (if it exceeds BCP acumulated net income)	-	-	n.a.	-	-
Total Regulatory Capital	1,888,278	1,739,021	1,303,172	44.9%	8.6%

Tier 1 (1)	1,449,953	1,289,384	1,019,974	42.2%	12.5%
Tier 2 (2)	438,325	449,636	283,199	54.8%	-2.5%

Risk-weighted assets	13,007,788	11,130,078	10,787,723	20.6%	16.9%
Market risk	64,759	85,231	47,928	35.1%	-24.0%
Operational risk	43,486	41,987	n.a	-	-
Capital ratios
BIS ratio (3)	14.52%	14.46%	11.52%
Risk-weighted assets / Regulatory Capital	6.89	6.91	8.68
n.a.: no applicable
Old methodology
(1) Tier 1 = Capital + Reserves + Net Income capitalized - Goodwill - (0.5 x Inverstment in Subsidiaries)
(2) Tier 2 = Subordinated Debt + Generic Contigency loss reserves - (0.5 x Investment in subsidiaries)
(3) Risk-weighted assets = Minimum requirement for credit risk + Minimum requirement for market risk * 11
New methodology
(1) Tier 1 = Capital + Reserves + Net Income capitalized + Non capitalized  net income in subsidiaries - Goodwill - Acumulated losses non realized  - (0.5 x Inverstment in Subsidiaries)
(2) Tier 2 = Subordinated Debt + Generic Contigency loss reserves - (0.5 x Investment in subsidiaries)
(3) Risk-weighted assets = Minimum requirement for credit risk  * 0.96 + Minimum requirement market risk * 10.5 + Minimum requirement for operational risk * 10.5

At the end of 2009, regulatory capital recorded a 44.9% increase compared to the figure of 2008. This was basically attributable to a US$ 250 million hybrid bond issuance. The process to strengthen regulatory capital is part of BCP’s strategy to adequately absorb the growth expected in the financial system due to bank penetration and economic expansion.

Risk-weighted assets registered a considerable increase of 16.9% QoQ, primarily due to loan growth. Nevertheless, the regulatory capital ratio remained relatively flat as the result of capital strengthening measures implemented in 4Q09. Thus, the end-of-quarter BIS ratio was 14.5% (14.5% in 3Q09). Comparisons with 4Q08 results are not applicable given that these figures were calculated according to Basel I parameters while 4Q09’s figures, incorporate methodologies that were established by the Basel II framework.

III. Banco de Crédito de Bolivia

III.1 Bolivian Financial System

The total net loan volume in the Bolivian banking system was US$ 3,972 million at the end of December 2009, which, compared to the US$ 3,962 million recorded at the end of September 2009, represented 5.6% growth QoQ and an increase of 11.4% YoY. An increase in loans was accompanied by an improvement in loan quality- evident throughout 2009- that is reflected in the banking system’s past due loan ratio. This ratio fell from 4.3% in December 2009 to 3.5% in December 2009. Additionally, the banking system’s coverage ratio reached 162.6% in December 2009, which exceeds December 2008’s result of 144.3%.

In terms of deposits, the Bolivian banking system grew 3.6% QoQ and 22.1% YoY, reaching a balance of US$ 6,932 at the end of December 2009. QoQ growth is attributable to an 8.6% and 3.4% in demand deposits and time deposits, respectively.

III.2 BCP Bolivia

Results

In 4Q09, BCP Bolivia achieved net income of US$ 9.5 million, which was higher than the US$ 7.1 million recorded in 3T09. This is primarily due to a drop in loan provisions and higher non financial income. The latter corresponds to the gain in the sale of Visa shares.

If we analyze this quarter’s results with 4Q08’s figures in hand, a 16.7% contraction is evident that is attributable to lower interest income (-4.1%), a contraction in other income (-78.9%), a decline in earnings on securities sales (-73.5%) and lower earnings on foreign currency transactions (-49.8%). Most of this income deterioration is a consequence of lower net interest income due to the reduction in interest rates and higher operating expenses.

Due to the financial crisis, BCP Bolivia has opted for a conservative credit risk management strategy. As a result, the bank reported a past due ratio of 1.8% in 4Q09 (2.3% in 3Q09 and 2.0% in 4Q08) and a 257.9% coverage ratio (241.3% in 3Q09 and 230.6% in 4Q08). These indicators show that BCP Bolivia’s performance exceeded that of the banking system, which reported ratios of 4.3% and 144.3 respectively at the end of 4Q09.

In terms of profitability, BCP Bolivia obtained a ROAE of 30.4% for the accumulated results of 2009. This figure was slightly higher than the 30.3% achieved as of September 2009 but lower than the 53.4% observed in 2008.

Assets and Liabilities

Total loans at the end of December 2009 were US$ 481.3 million. This is 2.2% higher than the US$ 470.8 million recorded in 3Q09 2009 and slightly above December 2008’s figure of 0.8%. Loans fell in the first part of the year, reflecting expectations that the economy would be weak in the future. Nevertheless, loans evolved favorably during the last quarter.

This quarter, the Retail Banking Portfolio performed particularly well, registering growth of 2.3% QoQ and 4.5% YoY. This increase has had a significant effect on the Bank’s results given that this portfolio represents 53.9% of the total portfolio and has higher margins that any other segment.

In terms of Retail Banking, the product that demonstrated highest QoQ growth was Individual Cash Loans (+10.9%), which represents 14.6% of the Retail portfolio. Mortgage loans, which account for 46.3% of this portfolio, recorded no significant growth QoQ. On the flip side, YoY growth in this segment was positive, increasing 2.8%.

In terms of liabilities, BCP Bolivia’s deposits fell 2.6% QoQ and increased 22.2% YoY. Savings deposits reduced 19.3% QoQ and increased 4% YoY, while demand deposits grew 11.5% QoQ and 49.4% YoY.

Shareholder’s equity increased 7.1% QoQ due to higher net income (+34.1% QoQ) and grew 1.6% YoY.

BCP Bolivia has 11.8% market share in loans and 13.0% in deposits. As such, the bank is ranked fourth in terms of loans and deposits in the Bolivian banking system. BCP Bolivia continues to position itself as a “neighborly” bank that is innovative, agile and offers the best quality services. To accomplish this, the bank is focusing on improving sales processes (rapid, agile and good post-sale service) and increasing customers’ use of on-line services.

Finally,  BCP Bolivia's accumulated earnings at the end of December totaled US$ 30.4 million, which is 29.1% lower than the figure obtained during 2008 (US$ 42.9 million). This decline is due the fact that the domestic currency (the Boliviano) appreciated during 2008 in contrast with the situation in 2009, when the Boliviano - US Dollar exchange rate remained flat. Additionally, accumulated earnings decreased due to lower extraordinary income whose level in 2008 included proceeds from the sale of share package that BCP Bolivia held in Visa International and from the sale of an important piece of adjudicated real estate.

Banco de Crédito de Boliv ia	Quarter			Change %		Year to end		Change %< /font>
US$ Thousands	4Q09	3Q09	4Q08	4Q09/4Q08	4Q09/3Q09	2009	2008	2009/2008< /font>
Net financial income	11.5	11.6	14.3	-19.6%	-0.9%	50.2	52.9	-5.2%
Total provision, net of recoveries	0.9	-1.2	-3.9	-123.1%	-175.0%	-4.2	-6.3	-33.0%
Non financial income	10.8	9	11	-1.4%	20.7%	38.4	40.6	-5.4%
Operating expenses	-12.7	-11.6	-10.5	20.9%	9.5%	-50.2	-43.7	15.0%
Translation result	0	0.1	0.3	-100.0%	-100.0%	-0.2	2.5	-108.7%
Income taxes	-1	-0.7	0.3	433.3%	34.8%	-3.5	-3.2	9.5%
Net income	9.5	7.1	11.4	-16.7%	34.1%	30.4	42.9	-29.1%
Total loans	481.3	470.8	477.5	0.8%	2.2%
Past due loans	8.7	10.7	9.2	-5.4%	-18.7%
Total provisions	-21	-24.7	-20.8	1.0%	-14.8%
Total assets	1,097.80	1,120.10	939.7	16.8%	-2.0%
Deposits	943.6	968.6	771.9	22.2%	-2.6%
Net shareholders' equity	108.3	101.1	106.6	1.6%	7.1%
PDL/Total loans	1.80%	2.30%	2.00%
Coverage ratio of PDLs	257.90%	241.30%	230.60%
ROAE*	30.40%	30.30%	53.40%
Branches	65	65	64
ATMs	172	172	184
Employees	1,518	1,522	1,593
* ROAE: (Acumulated net income/Average monthly equity (from dec. 08 to date))/(number of months)*12

IV. Atlantic Security Holding Corporation

ASHC	Quarter			Change %		Year ended
(US$ Million)	4Q 2009	3Q 2009	4Q 2008	4Q09 / 4 Q08	4Q09 / 3 Q09	2009	2008	Change %
Net interest income	9.4	7.5	5.8	62.6	26.6	29.4	24.1	22.1%
Dividend income	0.2	0.1	0.2	2.8	100.0	22.3	22.4	-0.1%
Fees and commissions from services	2.5	1.5	2.0	24.2	58.4	6.5	8.5	-23.6%
Net gains on foreign exchange transactions	-0.1	0.1	-0.6	87.9	-152.2	-0.6	-0.3	72.5%
Core Revenues	12.0	9.3	7.3	63.6	29.0	57.6	54.6	5.6%
Impairment provisions, net of recoveries	-2.3	-0.9	-26.0	91.1	-144.6	-10.7	-35.4	-69.7%
Losses related to Madoff Securities LLC	0.0	0.0	-43.5	0.0	0.0	0.0	-43.5	-100.0%
Net gains from sale of securities	4.1	1.6	3.4	20.7	157.9	7.3	5.6	30.5%
Other income	5.5	0.5	1.4	299.9	936.0	7.6	4.7	64.1%
Operating expenses	-2.2	-2.0	-2.0	9.4	10.3	-7.8	-8.4	-6.5%
Net income	17.1	8.4	-59.4	206.9	102.1	54.1	-22.4	340.9%
Net income/share	0.2	0.1	-0.7	183.1	102.1
Total loans	132.3	134.3	201.4	-34.3	-1.5
Total investments available for sale	779.3	825.2	575.6	35.4	-5.6
Total asset	1,483.6	1,508.4	1,454.2	2.0	-1.6
Total deposits	1,220.6	1,247.7	1,270.2	-3.9	-2.2
Shareholder's equity	239.8	218.6	115.7	107.2	9.7
Net interest margin	2.75%	2.12%	1.83%
Efficiency ratio	10.3%	17.7%	16.8%
Return on average equity	29.8%	17.0%	-160.8%
PDL / Total loans	0.00	0.00	0.00
Cover ratio	0.8%	1.0%	0.6%
BIS ratio	19.62%	18.20%	14.11%

Atlantic Security Holding Corporation (ASHC) achieved very favorable results during 4Q09, reaching net income of US$ 17.1 million. This represents a 102.1% increase over 3Q09 results (US$8.4 million) and shows a substantial recovery that contrasts with the losses recorded in 4Q08.  ASCH ’s positive performance can be explained by a significant improvement in its core business income, (net interest margin and commissions), as well as some extraordinary income from the sale of investment portfolio instruments, which was reflected in realized earnings and other income. Other income also includes a reversal of excess provisions made in 2008 due to impairment of its investment portfolio.

This excellent 4Q result contributed significantly to ASHC ’s all time high contribution to Credicorp for the year of US$ 29.7 million. Overall, after the strong impact of the world crisis and the asset management scandals that ASHC had to absorb in 2008, the recovery of its core business has been substantial. Although the merits of this improvement are due in first line to the market recovery, they are also largely the result of appropriate financial management that led to higher margins taking advantage of the low interest rates. In addition, better fee income in Q4 starts showing the benefits of a corporate focus on improving the group ’s investment strategies, fee structure, risk policies and many other elements of the business to achieve the best market practices for Credicorp ’s AM business.

Total income in 4Q09 was US$ 12.0 million, 27% higher than the US$ 9.3 million obtained in 3Q09. This growth follows higher net interest income, which has gone up due to an increase in longer term and higher rate investments as well as lower funding costs relative to deposits, in line with the falling Libor rate. Income improvement YoY is even stronger at 63% given that 4Q08 figures reflected the effects of a stagnant investment process and higher liquidity requirements.

Income from commissions increased 58% QoQ to reach USS$ 2.5 million vs US$ 1.5 million obtained in 3Q09. Similar to the scenario seen in 3Q09, the increase observed in fee income is attributable primarily to higher placement and management commissions, which continue to grow due to an overall improvement in managed funds ’ market values and yields, as well as a better fee structure.  Nevertheless, funds from time deposits continued to migrate to investment products as clients sought higher returns.

Provisions this Q increased substantially due to specific issuers identified that had experienced deterioration in their financial situation.

The following table shows the QoQ evolution of unrealized losses and earnings since the end of 2008 period, when US$ 46.7 million in losses were reported.  The impairment levels seen in ASHC ’s results have decreased throughout 2009 due to significant improvements in the international markets. This in turn helped reverse the unrealized losses reported at the end of 2008, which became unrealized earnings for US$ 23.3 million at the end of 2009.

	1Q09	2Q09	3Q09	4Q09	Unrealized losses
Opening balance					(46.7)
Provisions for deterioration of portfolio	3.0	(0.3)	(1.0)	(5.9)	(4.2)
Apreciation / (Devaluation) of market value	(2.9)	34.4	32.7	10	74.2
Closing balance					23.3

The investment portfolio is still highly concentrated in investment grade instruments (71%), which is evidence of the portfolio ’s good risk profile. This structure is in accordance with the company ’s investment strategy, which is focused on obtaining yields from interest income as opposed to making profits through trading. Nevertheless, realized earnings on securities sales were US$ 4.1 million in 4Q09, increasing 158% QoQ and 21% YoY.

The efficiency ratio improved significantly QoQ, going from 18% in 3Q09 to 10% in 4Q09.  This responds to an increase in interest margins and additional income volumes stemming from US$ 4.1 million in realized earnings on instrument sales and other income for US$ 5.5 million, attributable to reversals of excessive provisions in the investment portfolio.

Interest Earning Assets

Total assets reported a 1.6% QoQ decrease and a 2% YoY increase. This drop in assets can be partially explained by migration from deposits to managed products as clients begin to believe in the market correction and start to invest their funds in products that offer higher yields.

Interest earnings assets reached US$ 1,377 million in 4Q09, as shown in the following table:

Interest Earning Assets*	Quarter			% Change
(US$ Million)	4Q 2009	3Q 2009	4Q 2008	4Q09 / 4Q08	4Q09 / 3Q09
Due from banks	483	458	584	-17.4%	5.3%
Loans	132	134	201	-34.3%	-1.5%
Investments	763	807	546	39.7%	-5.4%
Total interest-earning assets	1,377	1,399	1,332	3.4%	-1.5%
   (*) Excludes investments in equities and mutual funds.

Interest earnings assets dropped 1.5% QoQ while increased 3% YoY. Cash and Banks increased 5% QoQ and fell 17% YoY. This decrease in YoY cash levels is due to a process to reinvest cash balances accumulated during 2009, which is reflected in the 40% increase in investments.

Loans fell 1.5% QoQ and 34% YoY. Loans complement the company ’s overall investment strategy and remained stable throughout 2009.

Asset Management Business

Total deposits and AuM, which includes investments such as proprietary mutual funds and financial instruments in custody, increased 4% QoQ.

 AuM grew 7% QoQ as the trend toward overall improvement in the market seen in 3Q09 continued and led to an increase in the market value of the bank ’s managed funds and securities in custody, which is in line with improvements in the proprietary portfolio ’s value.

V. Prima AFP

V.1 Market Outlook

During the fourth quarter, the private pension system ’s commercial activity was stable in terms of transfers and showed a marked trend towards new affiliations. The number of affiliations in 4Q09 was slightly lower QoQ because the sales force (system wide) is less active in December.  During this period, the number of transfers and affiliations was close to 11,500 and 46,800, respectively. At the end of December 2009, the number of affiliates in the private pension system was 4.5 million.

In the last quarter of the year, the financial markets were stable, continuing a recovery trend that has been evident throughout the year. At the end of 4Q09, the total portfolio managed by the system was US$ 24.0 billion, which represents 3.3% growth with regard to figures at the end of 3Q09 (US$ 23.2 billion).

In terms of financial results, the private pension system obtained revenues of US$ 67.5 million in 4Q09. This figure represented growth of 5% QoQ and 17% YoY. When comparing YoY figures, it is important to keep in mind that PRIMA increased its management fee at the beginning of 2009, which had a positive impact on the system ’s revenues. It is also important to emphasize that the slight increase in the QoQ revenues is due to the fact that one of the fund managers increased its management fees in October.

In 4Q09, the system ’s operating expenses reached US$ 44.9 million. This figure represents a 15% increase QoQ and is primarily the result of higher payroll expenses, an increase in provisions and higher advertising costs. In 2009, expenses grew 4% YoY due primarily to an appreciation in local currency.

The system ’s net income in 4Q09 was US$ 22.1 million, which represents a 46% decline QoQ. It is important to highlight that comparisons with 4Q08 results are not applicable given that these results were seriously affected by the losses on legal reserves due to the international crisis.

Private Pension Fund System:  Main Indicators
At the end of the period:	4Q09	3Q09	4Q08
Affiliates (thousands)	4,458	4,416	4,296
% Change (1)	1.0%	1.0%	0.8%
Sales force	1,128	1,129	1,763
Funds under management (US$ mm)	23,967	23,202	15,875
% Change (1)	3.3%	17.8%	-11.7%
Income (US$ mm)	67.5	64.1	57.4
Operating Expenses (US$ mm)	44.9	38.8	43.2
Operating income (US$ mm)	22.6	25.3	14.3
Net Income (US$ mm) (2)	22.1	41.5	-7.7
Source:  Conasev, Superintendecia de Banca, Seguros y AFP
(1) Variation with respect to the last quarter
(2) In Peruvian accounting, unlike IFRS, legal reserves are included in the income statement.
There is no infomation for results adjusted to international financial reporting standards for the Total System.

V.2 Prima AFP

During 4Q09, similar to the scenario seen throughout the year, PRIMA ’s commercial activity reflected fewer inbound transfers and greater emphasis on recruitment. The number of transfers during this period reached levels similar to those seen in 3Q09 while the number of affiliations was slightly lower QoQ. As previously explained, this is normal during the last quarter of the year.

PRIMA has maintained leadership in terms of collections with a 32.2% market share, which represents an increase over the share reported in 3Q09. PRIMA continues to rank first in terms of voluntary contributions, with a 43.1% market share at the end of December 2009. It is important to emphasize that the evolution of voluntary contributions has been favorable throughout the year and is the result of a recovery in the financial markets.

Quarterly main indicators and market share
	PRIMA 4Q09	System 4Q09	Share 4Q09%	PRIMA 3Q09	System 3Q09	Share 3Q09%
Affiliates	1,078,317	4,458,045	24.2%	1,068,689	4,416,403	24.2%
New affiliations (1)	10,612	47,002	22.6%	11,310	51,700	21.9%
Funds under management US$ mm	7,324	23,967	30.6%	7,062	23,202	30.4%
Collections US$ mm (1)	132	412	32.2%	123	388	31.7%
Voluntary Contributions US$ mm	86	199	43.1%	84	191	43.8%
RAM US$ mm (2)	374	1,174	31.8%	369	1,167	31.6%
Source: Superintendencia de Banca, Seguros y AFP
(1) Accumulated to the Quarter.
(2) PRIMA AFP Forecast. Monthly remuneration of affiliates, earnings base calculation estimated by PRIMA on average earning during the last 4 months excluding double collection effect, special collections and voluntary contributions fees.

Commercial Results

The total number of affiliations and inbound transfers in the fourth quarter fell slightly in comparison with other periods, going from 14,300 to approximately 13,400. This total can be divided into 10,600 affiliations and 2,800 transfers. In terms of RAM, net movements during 4Q09 produced positive results for the company. In this context, PRIMA achieved a RAM share of 31.8%, which represents an improvement over last quarter ’s result and means that PRIMA continues to rank first in the system in terms of this indicator.

PRIMA ’s managed portfolio at the end of December was US$ 7,324 million, which gives the company a 30.6% market share, representing a slight increase QoQ. PRIMA is currently ranked second system wide and its share is only 1% lower than its closest competitor ’s.

Investments

The recovery trend in the financial markets, evident since the beginning of 2009, continued during the last quarter of the year.  In this context, YoY profitability was 15.64%, 32.62% and 50.53% for funds 1, 2 y 3 respectively.

Given that pension funds constitute a long-term investment, it is best to observe profitability over a longer period (which smoothes out short-term fluctuations). As such, if we look at a 3-yr. period (December 2009/December 2006), PRIMA ’s profitability was 21.70%, 31.30% and 35.66% for funds 1, 2 and 3. In terms of system results, PRIMA ranks second in funds 1 and 3 and first in fund 2. If we extend analysis even further to a period beginning with the start-up date for system operations and ending with December 2009, the private pension system recorded an annualized nominal yield of 14.22%.

The chart below shows the structure of PRIMA ’s managed portfolio.

Funds under management as of December 2009
	Dec 09	Share %	Sep 09	Share %
Fund 1	580	7.9%	575	8.1%
Fund 2	4,933	67.4%	4,756	67.4%
Fund 3	1,810	24.7%	1,730	24.5%
Total US$ mm	7,324	100%	7,062	100%
Source: Superintendencia de Banca, Seguros y AFP

Financial Results

Income

In 4Q09, PRIMA obtained income of US$ 20.2 million, representing 4.9% growth QoQ. This result is due to both commercial management and the fact that the local currency appreciated throughout the period. Fourth quarter income registered 28% growth with regard to the US$ 15.8 million obtained during 4Q08.  This result can basically be explained by the administration fee increase, which went into effect in January 2009, and the appreciation of local currency.

At the end of 2009, PRIMA maintained its leadership in the system in terms of monthly remuneration of affiliates (RAM), which is the basis of the company ’s income. The fact that PRIMA has the system ’s largest income base, which is used to calculate administration fees, has ensured that PRIMA is able to maintain its leadership in market income despite applying the lowest fee.

Estimate of base to calculate earnings - US$ mm
	PRIMA Dec 09	System Dec 09	Share %
Income (1)	6.5	22.1	29.6%
Administrative Fees (2)	1.75%	n.a.
RAM base (3)	374	1,174	31.8%
PRIMA AFP estimates. In accordance to local public infomation,  (CONASEV)
(1) Average income from the last four months, excluding special collections and voluntary contribution fees
(2) Administrative fee 1.75% effective since January 2009
(3) RAM: Monthly remuneration of affiliates, base to income calculation.

Expenditures

During 4Q09, PRIMA ’s operating expenses increased with regard to the previous quarter. This was due to an increase in advertising and marketing activity as well as payroll expenses.

An 11% QoQ decline was evident in operating income this quarter. Operating income includes amortization charges on intangible assets (obtained due to the merger with Uni ón Vida) as well as depreciation and amortization on the company ’s real estate property and IT systems. In total, depreciation and amortization reached US$ 2.4 million.

Local currency remained stable during 4Q09 with no significant effects on the currency translation account. PRIMA ’s net earnings, after excluding provisions and employee profit sharing, were US$ 4.2 million. This figure was 25.4% below 3Q09 ’s results. Although net operating income remained at a level similar to that of 3Q09, net income was lower because of 4Q09’s higher requirement in profit tax whose figure in 3Q09 included the effect of a reversal of tax provision reversals.

At the end of December 2009, PRIMA reported assets of US$ 249.8 million, equity worth of US$ 165.2 million and liabilities for US$ 84.5 million.

The table below contains a summary of the main financial indicators.

				Change %	YTE		Change %
Main financial indicators (US$ thousand) (1)	4Q09	3Q09	4Q08	4Q09/4Q08	2009	2008	2009/2008
Income from commissions	19,904	18,972	15,538	28%	78,791	70,720	11.4%
Administrative and sale expenses	(10,181)	(8,718)	(10,424)	-2%	(35,677)	(41,818)	-14.7%
Depreciation and amortization	(2,363)	(2,344)	(2,172)	9%	(9,329)	(8,801)	6.0%
Net operating income	7,360	7,910	2,942	150%	33,785	20,101	68.1%
Other income and expenses, net	(906)	(1,035)	(933)	-3%	(3,383)	(4,155)	-18.6%
Employee profit sharing and Income tax	(2,150)	(749)	(245)	778%	(8,667)	(5,080)	0.71
Net income before translation results	4,304	6,126	1,764	144%	21,735	10,866	100.0%
Translations results and deferred liabilities	(82)	(462)	(328)	-75%	(939)	337	-378.6%
Net income (losses)	4,222	5,664	1,437	194%	20,796	11,203	85.6%
Total assets	249,771	241,161	222,242	12%
Total liabilities	84,543	86,011	92,975	-9%
Equity	165,228	155,150	129,268	28%
(1) IFRS

VI.  El Pacífico Peruano Suiza and Subsidiaries

VI.1 Grupo Pacifico

Pacífico Grupo Asegurador, which is comprised of property and casualty insurance (PPS), life insurance (PV) and health insurance (EPS), obtained net earnings of US$ 16.3 million in 4Q09, topping the US $ 13.3 million recorded in 3Q09. This contributed strongly to Pacífico’s record earnings in 2009 of US$ 49.2 million, in stark contrast to the US$ 15.0 million loss reported in 2008.

Furthermore, the technical result, which reflects the core business performance, obtained in 2009 was US$ 79.9 million, which represented a significant improvement over last year’s result. This follows the reduction in the claims rate, which went from 84.3% in 2008 to 65.2% in 2009, and is the product of the changes and improvements that have been implemented over the last few years in terms of underwriting management and operating controls. These measures go hand-in-hand with the risk diversification and de-concentration strategy that the company has been working on since 2006. The results of these efforts have become evident in stages and are reflected in a number of internal fronts.

In line with this evolution, the improvement in 4Q09’s technical result is attributable primarily to higher net earned premiums in general insurance (PPS) and life insurance in comparison to 3Q09. Additionally, the 35.6% claims rate recorded in the general insurance segment (PPS) was considerably lower than the 51.2% registered in 3Q09.

The quarterly result also recorded earnings for US$ 18.9 million in financial income, which although slightly lower than the US$ 20.6 million obtained in 3Q09 were significantly higher than the US$ 4.2 million seen in 4Q08. It is important to emphasize that during 4Q08, in keeping with a conservative policy and international norms for financial reporting, the company recorded a US$11.3 million provision for impairment that affected the 2008 results.  In contrast, the company registered US$ 12.1 million in earnings on securities sales during 2009 thanks to adept investment management and stock market performance.

General expenses, which were US$ 31.4 million, increased in comparison with the US$22.9 million recorded in 3Q09, primarily due to higher provisions for Accounts Receivables-Reinsurers and an appreciation in the exchange rate given the high proportion of expenses billed in soles.  Therefore, the relation of expenses to net earned premiums reached 20.8% for the year 2009, which is slightly higher than the 19.8% recorded the previous year.

Consequently PPS contributed US$ 12.4 million to Credicorp, which exceeded the result obtained in 3Q09 and the loss of US$ -7.4 million seen in 4Q08, and led to a record contribution for the year 2009 of US$ 37.4 million, a substantial turnaround from the losses of US$15.9 million generated in 2008.

US$ thousands	Net Earnings *				Adjustment for	Total Contribution
Period	PPS	PV	EPS	PGA	Consolidation	to BAP
4Q08	(9,253)	1,156	(1,731)	(9,824)	2,384	(7,440)
1Q09	1,852	4,281	805	6,884	(1,654)	5,230
2Q09	5,730	5,347	1,684	12,748	(3,063)	9,685
3Q09	9,530	4,263	(540)	13,277	(3,189)	10,088
4Q09	9,093	6,495	783	16,283	(3,911)	12,372
Var % 4Q09 / 3Q09	(0)	1	n.a.	0	0	0
Var % 4Q09 / 4Q08	n.a.	5	n.a.	n.a.	(8)	n.a.
* Including minority interest

Pacífico Grupo Asegurador recorded net earnings of US$49.2 million, which represent a record that contrasts sharply with the US$ 15.0 million loss registered in 2009. This result is attributable to a significant reduction in the claims rate in Pacifico General Insurance, which dropped from 87.2% to 53.3%. The favorable performance in claims rate is the result of on-going efforts (which began in 2006) to make changes and improvements at multiple levels and also reflects the risk diversification strategy as well as the lower concentration of the portfolio.

VI.2 Pacífico General P&C Insurance (PPS)

PPS’s net earnings in 2009 reached US$ 26.2 million, which starkly contrasts with the US$ 19.5 million in losses recorded in 2008.  This difference is primarily attributable to: i) the 53.3% claims rates in 2009, which represents a reduction of 33.9 points with regard to the 87.2% claims rate recorded in 2008 and ii) 10.2% growth in net earned premiums.

Net earnings in 4Q09 were US$ 9.1 million, 4.6% lower than the figure recorded in 3Q09. Nevertheless, 4Q09’s technical result was US$ 25.4 million, which represents a 40.5% increase over 3Q09’s result.

This favorable technical result is due to an increase in net earned premiums and a decline in the claims rates recorded in all business lines: Autos & SOAT, Medical Assistance and RRGG.

Technical Results by Business Unit

	4Q09				3Q09				4Q08
	Vehicles	Medical		TOTAL	Vehicles	Medical		TOTAL	Vehicles	Medical		TOTAL
US$ millon	& SOAT	assistance	P&C	PPS	& SOAT	assistance	P&C	PPS	& SOAT	assistance	P&C	PPS
Net Premiums Earned	20.4	15.0	17.0	52.4	20.3	13.8	16.2	50.3	19.1	12.1	16.4	47.6
Technical Results	9.3	4.4	11.7	25.4	7.3	1.5	9.3	18.1	0.1	(1.3)	3.5	2.3
Net claims / Earned Net Premiums	31.3%	62.2%	17.4%	35.6%	45.5%	81.2%	32.9%	51.2%	77.1%	100.2%	60.3%	77.2%
Technical Results / Earned net Premiums	45.7%	29.3%	68.7%	48.5%	36.2%	10.7%	57.1%	36.0%	0.5%	-10.8%	21.6%	4.9%

The technical result in Cars and Mandatory Cars was US$ 9.3 million in 4Q09, demonstrating 27% growth over the US$ 7.3 million obtained in 3Q09.

The technical result for the Car line was US$ 7.4 million in 4Q09. This figure, which represents an improvement over 3Q09’s result, is primarily attributable to an increase in direct premiums that made 4Q09 the most productive quarter of the year for Cars.  During this period, the claims rate fell to 36.0%, down from 44.1% in 3Q09.  This decline is for the most part due to: a) a decrease in theft in 4Q09, b) an increase in the number of vehicles recovered, which rose to 47% in 4Q09 vs. 35% in 3Q09 and, c) adjustments in the underwriting policy, which increased deductibles and co-insurance on aggravated risks.

The Mandatory Cars line (SOAT) obtained a technical result of US$ 1.9 million in 4Q09, which is an improvement over the US$ 0.8 million in earnings observed in 3Q09. This line’s result is attributable to a significant improvement in the claims rate due to a reduction in provisions for old claims as well as a trend towards a decline in claims frequency due to improvements in the underwriting policy and lower average costs.

The Medical Assistance line achieved a technical result of US$ 4.4 million in 4Q09, which is higher than the US$ 1.5 million registered in 3Q09 and largely exceeds the US$ -1.3 million recorded in 4Q08. This is primarily due to a progressive adjustment in premiums and new conditions for contracts and product combinations, which generate a positive effect on direct premiums, and a significant reduction in the effects of the AH1N1 flu on claims in this portfolio, which fell from 81.2% in 3Q09 to 62.2% in 4Q09.

In General Insurance (RRGG), the technical result reached US$ 11.7 million in 4Q09, representing a significant increase over the US$ 9.3 million recorded in 3Q09 and the US$ 3.5 million recorded in 4Q08. The main lines that contributed to RRGG’s technical result this quarter were Technical Lines with US$ 3.6 million, Transportation, with US$ 3.3 million, and Fire, with US$ 1.8 million.

The difference in results between 4Q09 and the previous quarter is primarily attributable to a considerable decrease in claims, which dropped to 17.4% in 4Q09 vs. 32.9% in 3Q09. It is important to mention that a reduction in claims is basically due to the fact that provisions for claims from prior quarters were released in the Technical and Transportation lines. Additionally, direct premiums in 4Q09 were for US$ 55.2 million, which represents a 21% increase over the US$ 45.5 million recorded in 4Q08.

PPS’s net financial income registered earnings for US$6.7 million in 4Q09, which is similar to last quarter’s result.

In summary, among the favorable results recorded in 4Q09 in the general segment (PPS), the following stand out: (i) income for net insurance premiums totaled 52.4 million while (ii) total operating costs were US$ 47.5 million. These results led to (iii) a combined ratio  of 90.6% this quarter, of which 35.6 points correspond to costs or expenses for net claims (claims rate), 15.9 points are attributable to business acquisition costs and the remaining 39.1 points stem from general or administrative expenses.

VI.3 Pacífico Vida

Pacifico Vida obtained earnings before minority interests of US$ 10.5 million in 4Q09, which is significantly higher than the US$ 6.9 million recorded in 3Q09. This quarter’s increase in earnings can be explained primarily by a reversal of income tax provisions as a result of tax effects produced by tax deductible FX related losses generated on currency indexed instruments that generate tax free interest income, situation that was clarified by the tax regulator in 4Q09.

The technical result in 4Q09 was US$ 0.7 million lower than the US$ 2.9 million obtained in 3Q09, due primarily to higher claims in the fourth quarter of the year, which increased from 62.9% in 3Q09 to 69.6% in 4Q09

Pacífico Vida
(US$ MM)
Products	Total Premiums			Change %
(US$ millions)	4Q09	3Q09	4Q08	3Q09	4Q08
Individual life	13.2	12.7	11.6	4.5%	8.8%
Individual annuity	9.9	10.3	8.0	-3.9%	29.1%
Disability & survivor (Pension)	8.8	8.2	9.0	7.7%	-9.9%
Credit Life	6.5	5.9	5.7	11.3%	2.2%
Personal accidents	2.8	2.8	2.6	2.9%	4.7%
Group life (Law)	2.1	2.1	1.9	-0.8%	12.9%
Group life	3.6	3.2	2.9	15.5%	7.9%
Limited workers compensation	2.4	2.8	2.2	-15.8%	29.6%
TOTAL	49.3	47.8	44.0	3.3%	8.7%

Lower financial income in Q4, which fell to US$ 12.1 million from US$ 13.8 million in 3Q09, can be explained primarily by higher provisions on the valuation of liquid assets. The general expenses in 4Q09 increased 12.4% with regard to 3Q09, totaling US$8.2 million.

After excluding minority interest for US$ 4.0 million, which corresponds to Alico, net earnings for the life segment reached US$ 6.5 million in 4Q09.

VI.4 Pacífico Health (EPS)

The health line reported earnings of US$ 0.8 million in 4Q09, compared to a US$ 0.5 million loss recorded in 3Q09.

EPS’s technical result increased to reach US$ 3.0 million in 4Q09, recording an improvement over the US$ 1.7 million obtained in 3Q09. The technical result’s favorable evolution is due to i) a lower claims rate of 84.5% in 4Q09, compared with 88.1% in 3Q09; this reduction is primarily due to a lower incidence of cases of AH1N1 influenza as well as ii) an increase in direct premiums, which went from US$32 million in 3Q09 to US$ 33.4 million in 4Q09; this increase is basically attributable to adjustments in premiums and deductibles for managed accounts.

Finally, quarterly earnings were also affected by a translation result of US$ 0.1 million (in comparison to the US$0.4 million obtained in 2Q09).

VII. Economic Outlook

Economic Activity

During 4Q09, the economy grew at an annual rate of 3.3%, the highest growth recorded in 2009. If we extract the seasonal effect, economic activity continued recovering and by the end-of-year results indicates that the economy grew 7% with regard to the minimum growth registered during the crisis.

Nevertheless, recovery is not homogenous across sectors. While activity in the services and manufacturing sectors exceeded the maximum levels recorded prior to the crisis by 5.8 and 5.1% respectively, activity in the manufacturing and fishing sectors fell below their pre-crisis records, registering declines of 8.25% and 3.1%. The commercial sector has also been negatively affected given that the extent of the decline in imports was higher than predicted.

In 4Q09, public investment and public consumption have been the most dynamic components of spending while private investment and exports continued to fall but at lower annualized rates than in previous quarters.  In 2009, the Peruvian economy grew 0.9% while private investment fell for the first time since 2001.

In 2010, although the private consumption and private investment will recover some of their dynamism, the public sector will continue to play a starring role in driving growth, particularly considering that regional and local elections will be held this year and presidential elections are scheduled for 2011.

Private investment will continue to grow, particularly in the mining and hydrocarbon sectors, while construction will expand more rapidly due mostly to increased activity in the country ’s interior, where large commercial chains have stepped up expansion efforts.  The Central Bank estimates that the investment flows (expressed in dollars) of the main investment projects will increase more than 32% from US$ 7,850 million in 2009 to US$ 10,400 million this year.

Construction, driven by public and private infrastructure projects, continues to be the most dynamic productive sector. Manufacturing experienced a turnaround in 2009 thanks to global recovery. In this scenario, the Peruvian economy is expected to grow 4.9% in 2010.

Gross Domestic Product and Internal Demand
(Annualized percentage variation)

Source: INEI

External Sector

Export prices have recovered more rapidly than import prices. As such, the trade balance maintained a surplus throughout the majority of the year despite the fact that in annual terms, exports only grew from October on.  In this scenario, exports in 4Q09 grew 16.6%, led by the evolution of traditional products given that non-traditional products have been the most affected by the international recession (which hit hard in the destination countries for Peruvian exports). Imports in 4Q09 fell 12.4% despite the fact that higher prices for petroleum and certain food stuffs increased the value of intermediate goods imports.

Additionally, despite the fact that a recovery in mineral export prices means increased outflows from the factor income account, which tends to increase the current account deficit, a contraction in imports offset this effect. Additionally, following a strong currency outflow in the first months of the year, financial flows increased sustainably, which translated into an increase in international reserves of US$ 1,005 million during 4Q09 and US$ 1,939 million throughout the year. As of December 31, 2009, international reserves were US$ 33,135 MM.  As of January 19th reserves continued to demonstrate growth, reaching US$ 34,777 million.

In 2010, to the extent that the world economy consolidates its recovery, Peru will continue to receive positive net currency flows due to the fact that it is perceived as one of the emerging countries with the best macroeconomic fundamentals in the region.

Exports and Imports
(Annualized percentage variation)

Source: BCRP

Prices and Exchange Rate

At the end of 2009, annual inflation was 0.25%, reflecting a trend toward a marked decline that had been seen throughout the year (inflation in 2008 had been 6.65%). This is consistent with an outlook in which wholesale prices, particularly for imported products, demonstrated significant declines while the slow pace of domestic demand ’s recovery limited producers ’ ability to raise prices.

Underlying inflation has been falling since last February and closed at 2.3% in 2009. This is the lowest level seen since October 2007 and is in line with BCR ’s inflation goal. Given these developments, it is highly probable that inflation will be very close to BCR ’s target range (2.0% +/- 1%).

It is important to emphasize that the US dollar remains weak throughout the world, which has pushed exchange rates down not only in Peru but in emerging economies in general, which are thought to have a better macroeconomic outlook than developed countries. In this context, the exchange rate at the end of 2009 was S/. 2.89 and demonstrated an annual appreciation of 8.0%.

Thus far this year, downward pressures on the exchange rate have accentuated given that the evolution of the Peruvian economy appears to indicate that the current expansive monetary policy, which has led to an exchange rate of S/. 2.85 (with the BCR ’s active intervention to control appreciation), will soon be reversed.  As such, in the first twenty days of 2010, BCR acquired US$ 1,384.5 million, which far exceeds the total amount purchased in 2009 (US$ 1,256 million).

It is important to emphasize that BCR ’s interventions are effective in moderating exchange rate volatility. As such, these interventions may continue for a prolonged period, particularly in view of the fact that the exchange rate ’s evolution will be conditioned by uncertainty regarding global recovery; the strength or weakness of the dollar; the evolution of capital flows; inflation expectations; and economic agents ’ perceptions regarding when the current expansive monetary policy will be overturned.

Consumer Price Index
Exchange Rate Volatility
(Annual percentage variation)
(STD/last 30 days average)

Fiscal Sector

In the month of November, central government tax income increased 2.6% YoY, representing the first increase since December 2008. This result was influenced by recoveries in income tax and VAT collections although a contraction is still evident if we compare the 12-month period ended in November 2009 with the 12 months that preceded it.

In a context characterized by lower fiscal income and a significant increase in spending (both in terms of consumption and public investment) after three years of a fiscal surplus, the deficit in 2009 was equivalent to approximately 1.6% of GDP. Despite the fact that income is expected to increase this year due to improvements in production and domestic demand as well as a gradual recovery in the  main export  product prices, these improvements will be offset by increased spending by regional and local governments due to the election year. As such, we expect a deficit (expressed as a percentage of GDP) that is similar to last year ’s.

Fiscal Income of the Central Government
(Annual percentage variation)

Banking System

According to BCR ’s information to December 15, the loan portfolio of banking institutions, expressed in dollars, grew 10.7% in annual terms (26.6% at the end of 2008). It is important to emphasize that the annual loan growth rate to November showed evidence of deceleration, corresponding to a lag in economic activity. Nevertheless, some segments remained dynamic, particularly the mortgage loans whose annual growth to November was 29.6%, followed by SME portfolio (9.1%) and commercial loans (5.7%). Consumption, in contrast, grew a mere 1.0% due to portfolio transfer from the Banco de Trabajo to Crediscotia.

To November, deposits showed 10.5% annual growth expressed in dollars, led by demand deposits (+25.7%), and followed by savings accounts (+20.1%). Time deposits fell slightly in the same period (-0.3%).

Loan dollarization in the banking system reached 50.4% in December 2009 (55.5% at the end of 2008) while liquidity dollarization closed the year at 43.5% (47.0% at the end of 2008).

Finally, interest rates have shown a downward trend that has accentuated over the last few months. This is in line with a worldwide trend towards lower interest rates and a significant reduction in BCR ’s reference rate, which was meant to encourage credit growth and help reactivate the economy. In this context, the  TAMN (active rate in national currency) closed the year at 19.9% (23.0% at the end of 2008 and 20.2% at the end of 3Q09), while the TAMEX (active rate in foreign currency) was 8.6% at the end of 2009 (10.5% at the end of 2008 and 9.0% at the end of 3Q09).The TIPMEX (passive interest rate in foreign currency) went from 1.2% in 3Q09 to 0.9% during 4Q09 (1.9% at the end of 2008) while the TIPMN ( passive interest rate in national currency) fell 2.1% in 3Q09 to 1.6% during 4Q09 (3.8% at the end of 2008).

Main Financial Indicators
	2007	2008					2009
	Year	IQ	IIQ	IIIQ	IVQ	Year	IQ	IIQ	IIQ
GDP (US$ MM)	107,504	30,296	34,825	32,558	30,027	127,707	27,995	32,096	32,004
Real GDP (var. %)	8.9	10.3	11.8	10.9	6.5	9.8	2.0	-1.1	-0.4
GDP per-capita (US$)	3,873	4,334	4,967	4,616	4,219	4,534	3,899	4,430	4,378
Domestic demand (var. %)	11.8	11.9	14.6	13.7	9.1	12.3	-0.8	-5.8	-4.8
Consumption (var. %)	8.3	8.4	9.3	9.2	8.0	8.7	3.8	1.9	1.5
Private investment (var. %)	22.6	23.7	37.1	31.7	21.2	28.1	4.1	-16.1	-14.9
CPI (annual change, %)	3.9	5.5	5.7	6.2	6.7	6.7	4.8	3.1	1.2
Exchange rate, eop (S/. per US$)	3.00	2.74	2.97	2.98	3.14	3.14	3.16	3.01	2.88
Devaluation (annual change, %)	-6.1	-44.6	-63.4	41.4	-232.1	0.5	15.2	1.5	-3.1
Exchange rate, average (S/. per US$)	3.12	2.89	2.81	2.90	3.09	2.92	3.18	3.02	2.96
Non-financial Public Sector (% of GDP)	3.1	4.3	5.4	1.4	-2.7	2.1	2.4	1.4	-3.3
Central Gonvernment current revenues (% of GPD)	18.1	18.0	19.4	18.4	17.0	18.2	16.3	16.2	15.3
Tax Income (% of GDP)	15.6	15.4	16.4	15.7	14.9	15.6	14.5	13.6	13.1
Non Tax Income (% of GDP)	2.5	2.5	3.0	2.7	2.1	2.6	1.8	2.6	2.2
Current expenditures (% of GDP)	12.6	10.4	10.5	16.1	12.4	12.4	11.8	10.6	14.8
Capital expenditures (% of GDPI)	2.1	1.1	1.7	2.5	4.2	2.4	1.9	3.7	3.6
Trade Balance (US$ MM)	8,287	1,505	920	838	-173	3,090	515	1,319	1,746
Exports (US$ MM)	27,882	7,771	8,470	8,814	6,474	31,529	5,398	6,144	7,072
Imports (US$ MM)	19,595	6,265	7,550	7,976	6,648	28,439	4,883	4,826	5,326
Current Account Balance (US$ MM)	1,220	-848	-1,581	-993	-757	-4,180	-392	-33	152
Current Account Balance (% of GDP)	1.1	-2.8	-4.5	-3.1	-2.5	-3.3	-1.4	-0.1	0.5

Company Description:

Credicorp Ltd. (NYSE: BAP) is the leading financial services holding company in Peru. It primarily operates via its four principal Subsidiaries: Banco de Credito del Peru (BCP), Atlantic Security Holding Corporation (ASHC), El Pacífico-Peruano Suiza Compañía de Seguros y Reaseguros (PPS) and Grupo Credito.  Credicorp is engaged principally in commercial banking (including trade finance, corporate finance and leasing services), insurance (including commercial property, transportation and marine hull, automobile, life, health and pension fund underwriting insurance) and investment banking (including brokerage services, asset management, trust, custody and securitization services, trading and investment).  BCP is the Company's primary subsidiary.

Safe Harbor for Forward-Looking Statements

This material includes “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical information provided herein are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties.

The Company cautions readers that actual results could differ materially from those expected by the Company, depending on the outcome of certain factors, including, without limitation: (1) adverse changes in the Peruvian economy with respect to the rates of inflation, economic growth, currency devaluation, and other factors, (2) adverse changes in the Peruvian political situation, including, without limitation, the reversal of market-oriented reforms and economic recovery measures, or the failure of such measures and reforms to achieve their goals, and (3) adverse changes in the markets in which the Company operates, including increased competition, decreased demand for financial services, and other factors.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

The Company undertakes no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in the Company’s business strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

CREDICORP LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In US$  thousands, IFRS)

	As of			Change %
	Dec 09	Sep 09	Dec 08	Dec 09/Dec 08	Dec 09/Sep 09

Assets
Cash and due from banks
Non-interest bearing	928,930	754,875	2,655,820	-65.0%	23.1%
Interest bearing	2,898,172	2,732,677	1,107,181	161.8%	6.1%
Total cash and due from banks	3,827,102	3,487,551	3,763,001	1.7%	9.7%

Marketable securities, net	70,318	89,718	36,084	94.9%	-21.6%

Loans	11,594,918	10,675,462	10,546,378	9.9%	8.6%
Current	11,410,396	10,509,564	10,463,514	9.0%	8.6%
Past Due	184,523	165,898	82,864	122.7%	11.2%
Less - Reserve for possible loan losses	(354,355)	(318,094)	(224,337)	58.0%	11.4%
Loans, net	11,240,563	10,357,368	10,322,042	8.9%	8.5%

Investments securities available for sale	5,089,022	4,828,806	4,972,592	2.3%	5.4%
Reinsurance assets	137,098	135,688	165,144	-17.0%	1.0%
Premiums and other policyholder receivables	121,338	109,669	111,561	8.8%	10.6%
Property, plant and equipment, net	344,099	323,233	329,458	4.4%	6.5%
Due from customers on acceptances	96,423	63,901	232,580	-58.5%	50.9%
Other assets	1,220,401	1,376,525	1,130,639	7.9%	-11.3%

Total Assets	22,146,363	20,772,459	21,063,099	5.1%	6.6%

Liabilities and shareholders' equity
Deposits and Obligations
Non-interest bearing	3,302,150	3,462,195	4,345,273	-24.0%	-4.6%
Interest bearing	10,793,833	10,210,091	9,434,142	14.4%	5.7%
Total deposits and Obligations	14,095,983	13,672,287	13,779,414	2.3%	3.1%

Due to banks and correspondents	2,265,653	1,713,177	2,330,707	-2.8%	32.2%
Acceptances outstanding	96,423	63,901	232,580	-58.5%	50.9%
Reserves for property and casualty claims	878,767	874,243	822,856	6.8%	0.5%
Reserve for unearned premiums	140,024	140,907	144,914	-3.4%	-0.6%
Reinsurance payable	48,009	38,832	55,841	-14.0%	23.6%
Bonds and subordinated debt	1,286,721	915,091	799,083	61.0%	40.6%
Other liabilities	837,701	1,052,250	1,101,376	-23.9%	-20.4%
Minority interest	186,496	171,670	106,933	74.4%	8.6%
Total liabilities	19,835,777	18,642,357	19,373,705	2.4%	6.4%

Capital stock	471,912	471,912	471,912	0.0%	0.0%
Treasury stock	(74,242)	(74,242)	(73,107)	1.6%	0.0%
Capital surplus	130,341	130,341	140,693	-7.4%	0.0%
Reserves	1,053,494	1,053,494	815,387	29.2%	0.0%
Unrealized gains	237,027	179,179	(45,171)	-624.7%	32.3%
Retained earnings	492,055	369,418	379,680	29.6%	33.2%
Net Shareholder's equity	2,310,586	2,130,102	1,689,394	36.8%	8.5%

Total liabilities and net shareholder's equity	22,146,363	20,772,459	21,063,099	5%	6.6%

Contingent Credits	7,896,754	7,752,352	6,083,243	29.8%	1.9%

CREDICORP LTD. AND SUBSIDIARIES
QUARTERLY INCOME STATEMENT
(In US$ thousands, IFRS)

	Quarter			Change %		Year to end		Change %
	4Q09	3Q09	4Q08	4T09/4Q08	4T09/3Q09	Dec-09	Dec-08	4T09/Dec 08
Interest income and expense
Interest and dividend income	329,796	313,956	356,374	-7.5%	5.0%	1,312,692	1,384,540	-5.2%
Interest expense	(91,834)	(99,409)	(142,145)	-35.4%	-7.6%	(420,774)	(561,618)	-25.1%
Net interest income	237,963	214,547	214,230	11.1%	10.9%	891,918	822,922	8.4%

Provision for loan losses	(44,044)	(38,216)	(5,621)	683.6%	15.3%	(163,392)	(47,760)	242.1%

Non financial income
Fee income	126,163	110,460	93,676	34.7%	14.2%	436,819	394,247	10.8%
Net gain on foreign exchange transactions	23,256	29,957	32,559	-28.6%	-22.4%	92,389	108,709	-15.0%
Net gain on sales of securities	13,617	17,221	18,811	-27.6%	-20.9%	120,931	51,936	132.8%
Other	13,749	5,903	14,341	-4.1%	132.9%	40,551	37,588	7.9%
Total fees and income from services, net	176,785	163,541	159,387	10.9%	8.1%	690,691	592,481	16.6%
Insurance premiums and claims
Net premiums earned	115,107	108,965	105,044	9.6%	5.6%	424,682	393,903	7.8%
Net claims incurred	(7,967)	(13,522)	(24,435)	-67.4%	-41.1%	(59,248)	(101,890)	-41.9%
Increase in cost for life and health policies	(62,111)	(59,425)	(60,324)	3.0%	4.5%	(227,210)	(240,020)	-5.3%
Total other operating income, net	45,029	36,018	20,284	122.0%	25.0%	138,225	51,992	165.9%
Operating expenses
Salaries and employees benefits	(108,303)	(95,765)	(107,010)	1.2%	13.1%	(392,365)	(387,701)	1.2%
Administrative, general and tax expenses	(93,152)	(70,436)	(83,270)	11.9%	32.3%	(312,256)	(269,291)	16.0%
Depreciation and amortization	(19,890)	(18,343)	(16,224)	22.6%	8.4%	(73,222)	(59,724)	22.6%
Merger Expenses	-	-	-	100.0%	100.0%	-	-
Other	(38,719)	(27,025)	(13,757)	181.5%	43.3%	(120,797)	(93,824)	28.7%
Total operating expenses	(260,064)	(211,568)	(220,261)	18.1%	22.9%	(898,639)	(810,540)	10.9%
Income before translation results,employees' profit sharing and income taxes	155,669	164,322	168,018	-7.3%	-5.3%	658,802	609,096	8.2%
Translation result	1,075	12,046	(31,813)	103.4%	-91.1%	12,371	(17,650)	170.1%
Impairment	(2,661)	(945)	(40,856)	-93.5%	181.6%	(9,825)	(50,274)	-80.5%
Provision Atlantic Blue Chip Fund propietary exposure			(43,489)	100.0%			(43,489)	100.0%
Workers’ profit sharing	(1,734)	(5,747)	(4,260)	-59.3%	-69.8%	(18,412)	(14,845)	24.0%
Income taxes	(19,378)	(39,538)	(29,512)	-34.3%	-51.0%	(138,500)	(109,508)	26.5%
Net income	132,971	130,139	18,089	635.1%	2.2%	504,435	373,331	35.1%
Minority interest	10,675	8,432	4,597	132.2%	26.6%	34,651	15,575	122.5%
Net income attributed to Credicorp	122,296	121,707	13,491	806.5%	0.5%	469,783	357,756	31.3%

CREDICORP LTD. AND SUBSIDIARIES
SELECTED FINANCIAL INDICATORS

	Quarter			Year to end
	4Q09	3Q09	4Q08	2009	2008

Profitability
Net income per common share (US$ per share)(1)	1.53	1.53	0.17	5.89	4.49
Net interest margin on interest earning assets (2)	5.06%	4.72%	4.89%	4.79%	4.62%
Return on average total assets (2)(3)	2.28%	2.34%	0.26%	2.22%	1.72%
Return on average shareholders' equity (2)(3)	22.03%	23.96%	3.10%	24.10%	22.30%
No. of outstanding shares (millions)(4)	79.76	79.76	79.76	79.76	79.76

Quality of loan portfolio
Past due loans as a percentage of total loans	1.59%	1.55%	0.79%	1.59%	0.79%
Reserves for loan losses as a percentage of total past due loans	192.04%	191.74%	270.73%	192.04%	270.73%
Reserves for loan losses as a percentage of total loans	3.06%	2.98%	2.13%	3.06%	2.13%

Operating efficiency
Oper. expense as a percent. of total income (5)	44.05%	39.78%	46.35%	42.14%	41.67%
Oper. expense as a percent. of av. tot. assets(2)(3)(5)	4.13%	3.54%	3.95%	3.68%	3.45%

Average balances (millions of US$) (3)
Interest earning assets	18,814.34	18,172.09	17,519.39	18,604.03	17,817.49
Total Assets	21,459.41	20,835.65	20,916.29	21,147.53	20,770.53
Net equity	2,220.34	2,031.43	1,741.59	2,125.89	1,767.01
(1) Based on Net Income attributed to BAP. Number of shares outstanding of 79.8 million in all periods.
(2) Ratios are annualized.
(3) Averages are determined as the average of period-beginning and period-ending balances.
(4) Net of treasury shares. The total number of shares was of 94.38 million.
(5) Total income includes net interest income, fee income, net gain on foreign exchange transactions and net premiums earned. Operating expense does not include  Other expenses.

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(In US$ thousands, IFRS)

	As of			Change %
	Dec 09	Set 09	Dec 08	Dec 09/Dec 08	Dec 09/Set 09

ASSETS
Cash and due from banks	3,724,635	3,368,733	3,526,552	5.6%	10.6%
Cash and BCRP	2,964,509	2,757,898	2,620,166	13.1%	7.5%
Deposits in other Banks	683,527	540,877	875,302	-21.9%	26.4%
Interbanks	75,000	68,132	28,662	161.7%	10.1%
Accrued interest on cash and due from banks	1,599	1,826	2,422	-34.0%	-12.4%

Marketable securities, net	70,318	89,718	36,084	94.9%	-21.6%

Loans
Current	11,393,557	10,406,954	10,362,659	9.9%	9.5%
Past Due	183,746	165,109	82,064	123.9%	11.3%
Less - Reserve for possible loan losses	(353,348)	(316,718)	(223,161)	58.3%	11.6%
Loans, net	11,223,955	10,255,345	10,221,562	9.8%	9.4%

Investment securities available for sale	3,026,542	2,793,015	3,406,248	-11.1%	8.4%
Property, plant and equipment, net	278,202	257,201	261,967	6.2%	8.2%
Due from customers acceptances	96,423	63,901	232,580	-58.5%	50.9%
Other assets	1,143,234	1,052,317	822,440	39.0%	8.6%

Total Assets	19,563,309	17,880,230	18,507,433	5.7%	9.4%

LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits and obligations	14,465,809	13,946,714	14,063,720	2.9%	3.7%
Demand deposits	4,440,643	4,298,914	5,891,382	-24.6%	3.3%
Saving deposits	3,539,917	3,387,339	2,968,842	19.2%	4.5%
Time deposits	5,361,410	5,179,047	4,090,043	31.1%	3.5%
Severance indemnity deposits (CTS)	1,069,267	1,012,534	1,039,887	2.8%	5.6%
Interest payable	54,572	68,880	73,566	-25.8%	-20.8%

Due to banks and correspondents	1,278,245	603,152	1,179,863	8.3%	111.9%
Bonds and subordinated debt	1,228,901	941,027	809,148	51.9%	30.6%
Acceptances outstanding	96,423	63,901	232,580	-58.5%	50.9%
Other liabilities	813,959	765,086	817,304	-0.4%	6.4%

Total liabilities	17,883,337	16,319,880	17,102,615	4.6%	9.6%

NET SHAREHOLDERS' EQUITY	1,675,533	1,556,224	1,400,404	19.6%	7.7%
Capital stock	667,250	667,250	439,474	51.8%	0.0%
Reserves	388,275	388,275	388,062	0.1%	0.0%
Unrealized Gains and Losses	106,708	94,797	34,746	207.1%	12.6%
Retained Earnings	115,922	115,922	114,593	1.2%	0.0%
Income for the year	397,378	289,980	423,529	-6.2%	37.0%

Minority interest	4,439	4,126	4,414	0.6%	7.6%

TOTAL LIABILITIES and NET SHAREHOLDERS' EQUITY	19,563,309	17,880,230	18,507,433	5.7%	9.4%

CONTINGENT CREDITS	7,780,722	7,713,584	6,047,377	28.7%	0.9%

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
QUARTERLY INCOME STATEMENT
(In US$ thousands, IFRS)

	Quarter			Change %		Year ended		Change%
	4Q09	3Q09	4Q08	4Q09/4Q08	4Q09/3Q09	2009	2008	2009/2008

Interest income and expense
Interest and dividend income	301,319	292,292	327,007	-7.9%	3.1%	1,204,914	1,266,009	-4.8%
Interest expense	(90,086)	(95,030)	(137,685)	-34.6%	-5.2%	(406,697)	(537,426)	-24.3%
Net interest and dividend income	211,233	197,262	189,322	11.6%	7.1%	798,217	728,583	9.6%
Provision for loan losses	(44,933)	(38,917)	(6,429)	598.9%	15.5%	(165,104)	(51,275)	222.0%
Non financial income
Banking services commissions	109,546	93,348	84,826	29.1%	17.4%	368,067	336,844	9.3%
Net gain on foreign exchange transactions	23,430	25,559	33,175	-29.4%	-8.3%	93,462	109,032	-14.3%
Net gain on sales of securities	9,185	9,890	15,325	-40.1%	-7.1%	101,349	38,574	162.7%
Other	2,816	892	8,108	-65.3%	215.7%	15,067	17,202	-12.4%
Total fees and income from services, net	144,977	129,689	141,434	2.5%	11.8%	577,945	501,652	15.2%
Operating expenses
Salaries and employees benefits	(89,486)	(80,318)	(88,805)	0.8%	11.4%	(328,469)	(314,725)	4.4%
Administrative expenses	(79,622)	(59,269)	(74,407)	7.0%	34.3%	(266,363)	(229,862)	15.9%
Depreciation and amortization	(16,153)	(14,712)	(12,740)	26.8%	9.8%	(58,709)	(45,882)	28.0%
Other	(12,695)	(6,794)	3,985	-418.6%	86.9%	(38,882)	(27,722)	40.3%
Total operating expenses	(197,956)	(161,093)	(171,967)	15.1%	22.9%	(692,423)	(618,191)	12.0%
Income before translation results,workers' profit sharing and income taxes	113,321	126,941	152,360	-25.6%	-10.7%	518,635	560,769	-7.5%
Translation result	12,609	10,204	(28,346)	144.5%	23.6%	7,802	(12,244)	163.7%
Employees’ profit sharing	(2,041)	(4,842)	(4,708)	-56.6%	-57.8%	(16,463)	(15,201)	8.3%
Income taxes	(16,166)	(30,558)	(32,143)	-49.7%	-47.1%	(111,421)	(107,979)	3.2%
Minority Interest	(325)	(289)	(532)	-38.9%	12.5%	(1,175)	(1,816)	-35.3%
Net income	107,398	101,456	86,631	24.0%	5.9%	397,378	423,529	-6.2%

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
SELECTED FINANCIAL INDICATORS

	Quarter			Year to end
	4Q09	3Q09	4Q08	2009	2008

Profitability
Net income per common share (US$ per share)(1)	0.048	0.046	0.039	0.178	0.190
Net interest margin on interest earning assets (2)	5.02%	4.87%	4.55%	4.81%	4.54%
Return on average total assets (2)(3)	2.29%	2.25%	1.88%	2.14%	2.35%
Return on average shareholders' equity (2)(3)	26.59%	27.06%	25.48%	26.55%	32.77%
No. of outstanding shares (millions)	2,228.29	2,228.29	2,228.29	2,228.29	2,228.29

Quality of loan portfolio
Past due loans as a percentage of total loans	1.59%	1.56%	0.79%	1.59%	0.79%
Reserves for loan losses as a percentage of total past due loans	192.30%	191.82%	271.93%	192.30%	271.93%
Reserves for loan losses as a percentage of total loans	3.05%	3.00%	2.14%	3.05%	2.14%

Operating efficiency
Oper. expense as a percent. of total income (4)	53.82%	48.80%	57.25%	51.88%	50.28%
Oper. expense as a percent. of av. tot. assets(2)(3)(4)	3.96%	3.42%	3.83%	3.53%	3.28%

Capital adequacy
Total Regulatory Capital (US$Mn)	1,888.3	1,739.0	1,303.2	1,888.3	1,303.2
Risk-weighted assets (US$Mn)	1,450.0	1,289.4	1,020.0	1,450.0	1,020.0
Regulatory capital / risk-weighted assets (5)	14.5%	14.5%	11.5%	14.5%	11.5%

Average balances (millions of US$) (3)
Interest earning assets	16,826.9	16,203.5	16,661.2	16,579.6	16,064.5
Total Assets	18,721.8	18,033.8	18,390.9	18,538.7	18,013.6
Net equity	1,615.9	1,499.5	1,360.1	1,496.7	1,292.5
(1) Shares outstanding of 2,228 million is used for all periods since shares have been issued only for capitalization of profits and inflation adjustment.
(2) Ratios are annualized.
(3) Averages are determined as the average of period-beginning and period-ending balances.
(4) Total income includes net interest income, fee income and net gain on foreign exchange transactions. Operating expense includes personnel expenses, administrative expenses and depreciation and amortization
(5) Risk-weighted assets include market risk assets

EL PACIFICO - PERUANO SUIZA and SUBSIDIARIES
(in thousand dollars)

	Balance to and for the period of
	Three month ending			Change %
	31 Dec 08	30 Sep 09	31 Dec 09	Dec 08	Dec 09
	4Q08	3Q09	4Q09

Results
Total Premiums	152,497	148,718	172,697	587,568	608,824
Ceded Premiums	34,518	19,637	34,968	111,194	101,743
Adjusment of reserves	10,130	16,341	18,582	70,645	67,567
Earned net premiums	107,849	112,740	119,146	405,730	439,515
Direct claims	95,714	57,091	92,473	406,485	335,959
Ceded claims	10,954	(15,855.7)	22,396	64,574	49,501
Net claims	84,760	72,947	70,078	341,911	286,457
Direct commissions	18,066	17,029	17,970	65,546	69,139
Commissions received	2,050	2,420	2,395	8,730	9,565
Net commissions	16,016	14,609	15,575	56,816	59,574
Technical expenses	5,772	6,099	7,267	24,798	24,777
Technical resolves	2,618	3,549	2,749	10,130	11,202
Net technical expenses	3,154	2,550	4,518	14,668	13,574
Technical results	3,920	22,634	28,976	(7,664.2)	79,909

Financial income	18,273	15,774	16,043	70,432	61,471
Gains on sale of real state and secutirities	(14,209.5)	4,122	2,262	(628.4)	12,173
Renting (Net of expenses)	751	1,136	1,147	2,943	4,025
(-) Financial expenses	523	412	493	2,313	2,017
Financial income, net	4,291	20,620	18,960	70,435	75,652

Salaries and benefits	10,953	11,752	14,258	42,757	46,713
Administrative expenses	8,685	11,117	17,128	37,598	44,777
Third party services	3,668	4,531	5,039	16,249	17,806
Sundry management expenses	1,549	1,602	2,192	7,019	7,303
Provisions	1,237	1,751	5,204	4,921	9,463
Taxes	1,231	1,382	1,697	4,848	5,441
Other expenses	1,000	1,851	2,997	4,561	4,764
General expenses	19,637	22,869	31,386	80,354	91,489

Other income	1,352	(92.4)	945	2,261	1,778
Traslations results	(2,669.4)	1,879	382	(3,402.0)	4,474
Employee participations and income tax	(3,629.8)	(6,281.9)	(2,387.6)	(9,182.3)	8,637

Income before minority interest	(9,114.6)	15,890	20,264	(9,543.1)	61,687
Minority interest	709	2,613	3,981	5,492	12,495

Net income	(9,823.6)	13,277	16,283	(15,035.1)	49,192

Balance (end of period)

Total Assets	1,308,096	1,476,861	1,498,255	1,308,096	1,498,255
Invesment on securities and real state (1)	822,297	1,026,507	1,057,162	822,297	1,057,162
Technical reserves	968,499	1,016,054	1,019,551	968,499	1,019,551
Net equity	146,255	242,243	265,219	146,255	265,219

Ratios

Ceded	22.6%	13.2%	20.2%	18.9%	16.7%
Net claims/ earned net premiums	78.6%	64.7%	58.8%	84.3%	65.2%
Commissions+technical expenses, net / earned net premiums	17.8%	15.2%	16.9%	17.6%	16.6%
Technical results / earned net premiums	3.6%	20.1%	24.3%	-1.9%	18.2%
General expenses / earned net premiums	18.2%	20.3%	26.3%	19.8%	20.8%
Return on equity (2)(3)	-23.8%	26.6%	6.4%	-8.6%	24.6%
Return on total premiums	-6.4%	8.9%	9.4%	-2.6%	8.1%
Net equity / Total Assets	11.2%	16.4%	17.7%	11.2%	17.7%
Increase in technical reserves	8.6%	12.7%	13.5%	14.8%	13.3%
General expenses / Assets (2)(3)	6.2%	6.5%	2.1%	6.4%	6.7%

Combined ratio of PPS + PS (4)	112.3%	95.2%	94.2%	118.4%	96.8%
Net claims / earned net premiums	82.6%	65.6%	54.7%	88.5%	65.6%
General expenses and commissions / earned net premiums	29.7%	29.6%	39.5%	29.9%	31.2%
(1) Real state investment were excluded
(2) Annualized
(3) Average are determined as the average of period - begging and period ending
(4) Without consolidated adjusments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 5, 2010

CREDICORP LTD.

By:	/s/ Giuliana Cuzquen
Giuliana Cuzquen Authorized Representative